            As filed with the Securities and Exchange Commission on May 14, 1999
                                                      Registration No.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                          SCRIPPS FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                                ----------------

          CALIFORNIA                                         33-0855985
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)
                               7817 IVANHOE AVENUE
                           LA JOLLA, CALIFORNIA 92037

               (Address of principal executive offices; zip code)

                                 (619) 456-2265
                     (Telephone number, including area code)

                                ----------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                  Name of Each Exchange on Which
     to be so Registered                  Each Class is to be Registered
     -------------------                  ------------------------------

            NONE                                    NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE

                                (Title of class)

ITEM 1.  BUSINESS.

     The following discussion contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations; however, there may be events in the future that we are not able to predict accurately or over which we have no control. Our actual results may differ materially from the expectations we describe in forward-looking statements. Factors that could cause actual results to differ materially from those we describe include, but are not limited to, local economic conditions in Southern California and particularly in San Diego, the ability to manage growth of Scripps Financial Corporation ("SFC") and Scripps Bank ("Scripps"), business conditions and interest rate fluctuation, competition, a decline in real estate prices, new product development, federal and state regulation and Year 2000 issues. Forward-looking statements below should be read in light of these factors.

GENERAL

     SCRIPPS FINANCIAL CORPORATION.   SFC is a California corporation to be
formed in the spring of 1999 as a federally regulated bank holding company. Upon the receipt of approvals by the Federal Deposit Insurance Corporation, Federal Reserve Board, California Department of Financial Institutions ("DFI") and shareholders and board of directors of Scripps, a subsidiary of SFC will merge with and into Scripps. Prior to the merger SFC will have no operations and hold no assets other than stock in the subsidiary used to effect the merger. In the merger each shareholder of Scripps will receive a number of shares of SFC equal to the number of shares such shareholder holds in Scripps immediately prior to the merger. After the merger the former shareholders of Scripps will hold shares of SFC in the same percentages that they held shares of Scripps immediately prior to the merger; SFC will own all of the stock of Scripps. The purpose of the merger is to create a holding company structure for Scripps. Information regarding Scripps is provided below to provide a better understanding of the primary asset of SFC, which will be its ownership of Scripps.

     SCRIPPS BANK. Scripps, a California banking corporation, is a federally insured bank with its headquarters and main office in La Jolla and additional full-service offices in downtown San Diego, El Cajon, Escondido, Kearny Mesa, Encinitas, Point Loma and Chula Vista. Scripps commenced operations on January 16, 1984. Scripps is licensed and regulated by the DFI, and its deposits are insured up to the maximum legal limits by the FDIC.

OPERATIONS OF SFC

     Management of SFC will include existing officers of Scripps. Six former directors of Scripps will become directors of SFC. Management of Scripps will not change due to the merger; the board of directors is expected to retain many of the same directors as the bank has immediately prior to the merger.

     SFC is committed to enhancing shareholder value by building a solid future for its customers, employees and the communities it serves. While SFC may ultimately hold other entities besides Scripps, either due to separating existing divisions of Scripps into different corporations or due to forming new entities to achieve strategic objectives, there are no immediate plans to use SFC as other than a holding company for Scripps. The purpose of the merger is to provide regulatory flexibility, because banking holding companies have certain business opportunities not available to state-regulated banks.

     To accomplish the objectives of SFC for Scripps, management has identified the following specific strategic objectives for Scripps:

     SERVICE OF UNPARALLELED QUALITY. Management emphasizes the importance of full-time customer contact personnel. Management believes that full-time employees over the long term provide more value to Scripps and its customers from the training they receive, their familiarity with customers and their overall job satisfaction. Scripps uses employee and customer surveys as an ongoing means of assessing its products and services and the quality of delivery. In addition, management has implemented several new bank products and services including alternative investment products and telephone/computer banking to increase the range of financial services offered as well as customer convenience.

     INSTITUTIONAL EFFICIENCY. Management recognizes the need to improve the efficiency through the use of new technologies, staff utilization and training.

     QUALITY OF RELATIONSHIP WITH REGULATORY AUTHORITIES. Scripps recognizes the importance of maintaining a high quality relationship with the DFI and the FDIC. Accordingly, management has identified specific steps with which to achieve this goal involving asset quality, earnings, liquidity management, capital and regulatory compliance, among others.

     ENHANCEMENTS OF FINANCIAL CONDITION AND PERFORMANCE. Maintaining high standards for financial condition and operating performance is instrumental to Scripps' success. Such standards, as identified by management, involve Scripps' capital levels, loan growth and composition, earning asset mix, deposit composition, net interest margin, noninterest costs and additional sources of non-asset based income, among others.

     MANAGEMENT OF GROWTH. Management believes that maintaining quality of service, administrative control and compliance with applicable regulatory requirements, while improving profitability, are critical success factors of Scripps. Further, this strategic objective stresses management's desire to grow only as long as Scripps can deliver high quality services while contributing to shareholder value over the long term.

     COMPENSATION PROGRAM. Management believes that hiring and retaining high quality employees is a cornerstone of its success. Management also believes that enhancing shareholder value requires the use of incentive compensation and other benefit plans that help the Bank achieve its strategic plan. To this end, Scripps currently offers an incentive compensation program based on targeted goals, and other employee benefit plans, such as a 401(k) Plan, Employee Stock Ownership Plan, Stock Option Agreements and an Employee Stock Purchase Plan. At the time of the merger,these programs will be assumed by SFC.

BANKING SERVICES

     Scripps targets businesses, professionals and individuals interested in personalized relationship-oriented financial services in its geographical markets of San Diego County currently comprising La Jolla, downtown San Diego, El Cajon, Escondido, Kearny Mesa, Encinitas, Point Loma and Chula Vista. The bank offers a broad range of banking products and services including but not limited to:

     -    Business loans and lines of credit

     -    Consumer loans and lines of credit

     -    Real estate construction loans

     -    Corporate lending

     -    SBA guaranteed lending (PLP lenders)

     -    Equipment leasing

     -    Residential lending brokerage services

     -    International department services

     -    Cash management services for businesses

     -    Credit and debit cards through affiliated institutions

     - Customized depository services, including demand, savings, money market, money fund, certificates of deposit, US Savings Bonds and individual retirement accounts

     -    On-line home banking with bill pay service

     -    Automated teller machines

     -    24 hour telephone banking

     -    Customer courier services

     -    Safe deposit boxes

     Scripps holds no patents, registered trademarks, licenses (other than licenses obtained from regulatory agencies), franchises or concessions. Scripps has not spent material amounts on research and development of new products or services or improvements to existing products or services.

TRUST SERVICES AND INVESTMENT MANAGEMENT SERVICES

     The Scripps Trust Department is committed to providing San Diego County with high quality personalized trust and investment management services. The Trust Department offers a full range of personal trust services to individuals, including the administration of:

     -    living trusts

     -    testamentary trusts

     -    custodial agencies

     -    investment agencies

     -    executorships

     -    conservatorships

     All standard employee benefit trust services are available, including trust administration and asset management. The Trust Department also assists individuals who wish to establish an IRA rollover for qualified retirement plan distributions.

     The Trust Department strives to attain a personalized approach to trust services by custom tailoring products and services to meet the customer's needs. The Trust Department utilizes an independent registered investment advisor to provide investment advice to the Trust Investment Committee in an attempt to provide individualized asset management programs for each trust account. The Trust Department also offers "no load" mutual funds for some accounts to achieve proper diversification of assets.

COMMITMENTS AND CONTINGENT LIABILITIES

     In the course of normal business, Scripps enters into various types of transactions that include commitments to extend credit that are not reflected on its statements of financial condition. Scripps applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. Scripps' exposure to loss under commitments to extend credit is represented by the total amount of these commitments. See "Notes to Financial Statements."

COMPETITION

     The banking business in California generally, and in the San Diego market area specifically, is highly competitive with numerous competitors both making loans and accepting deposits. The trust and investment management services business in Scripps' market area is also highly competitive, with eight major banks and various credit unions and savings and loans serving the area. Scripps competes for loans, deposits and trust services with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions, brokerage firms and other financial institutions, including a number of institutions that have significantly greater financial resources than Scripps. Scripps also competes for business with unregulated lenders. There has been increased competition for deposit and loan business over the past several years as a result of deregulation, and with the advent of interstate banking, bank holding companies headquartered outside of California may also enter the California market in greater numbers and provide further competition for Scripps. Many of the major commercial banks operating in Scripps' market area offer some services which Scripps does not offer directly but can provide through a correspondent bank or through a strategic alliance with a financial service provider. Additionally, banks with larger capitalization have larger lending limits and are thereby better able to serve the higher dollar needs of larger customers.

     SFC believes that the customer service orientation, active involvement of its board of directors, management and employees in community affairs, and commitment to the community of SFC, Scripps and their employees will enable Scripps to continue to compete effectively. With nine locations, Scripps is the second largest locally owned and managed bank in San Diego County. Scripps holds 1.55% of the deposit market share countywide. Scripps intends to continue to compete actively for customers who prefer to bank with a relationship-oriented community bank. However, there can be no assurance that Scripps and any other businesses of SFC will be successful in efforts to compete in the future.

EMPLOYEES

     As of March 31, 1999, Scripps had a full time equivalent staff of 234 persons on a full-time and part-time basis. SFC had no employees.

RECENT TRANSACTIONS

     On August 31, 1998, Pacific Commerce Bank ("PCB") merged with and into Scripps. This merger provided Scripps with its Chula Vista and South Bay locations. The merger was approved by the Federal Deposit Insurance Corporation, the California Department of Financial Institutions and the shareholders and directors of Scripps and PCB. Operations and management of PCB have since been integrated into Scripps. The merger was accounted for as a pooling-of-interests, therefore, the financial statements of Scripps report the combined results of operations of the two banks retroactively.

ITEM 2.  FINANCIAL INFORMATION.

     SFC had not been formed as of December 31, 1998 and therefore had no
assets, liabilities or capital.   SFC management contemplates that SFC will
perform a transaction in which SFC will issue one share in exchange for each outstanding share of Scripps, making Scripps a wholly owned subsidiary of SFC. The transaction will be accounted for by SFC at book value in a manner comparable to a pooling of interests.

                         SELECTED FINANCIAL DATA OF SCRIPPS
                (Dollar amounts in thousands, except per share data)


     The following data has been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, unless otherwise noted. The statements of financial condition at December 31, 1998 and 1997 and the related statements of income, of changes in stockholders' equity and of cash flows for the three years ended December 31, 1998 and notes thereto appear elsewhere in this registration statement.

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------
                                          1998           1997         1996          1995          1994
                                          ----           ----         ----          ----          ----
INCOME STATEMENT DATA:
Net interest income.............       $   28,396     $    23,218    $  18,099    $  15,958     $  13,673
Provision for possible loan
   losses.......................           (1,805)         (1,452)        (922)      (1,263)         (907)
Noninterest income..............            6,095           5,390        4,230        3,554         3,060
Noninterest expense.............          (22,823)        (20,168)     (15,746)     (13,792)      (12,828)
Provision for income taxes......           (3,995)         (2,758)      (2,259)      (1,835)       (1,234)
                                       -----------    ------------   ----------   ----------    ----------
Net income......................       $    5,868     $     4,230    $   3,402    $   2,622     $   1,764
                                       -----------    ------------   ----------   ----------    ----------
                                       -----------    ------------   ----------   ----------    ----------

PER COMMON SHARE DATA: (1)
Net income (basic)..............       $     0.87     $      0.63    $    0.56    $    0.52     $    0.37
Net income (diluted)............             0.84            0.61         0.55         0.52          0.37
Cash dividends declared.........             0.16            0.34         0.31         0.36          0.30
Period-end book value...........             6.44            5.66         5.12         4.11          3.74

SHARES OUTSTANDING:
Weighted average common
   shares outstanding (basic)...        6,754,000       6,726,000    6,026,000    5,064,000     4,730,000
Weighted average common
   shares outstanding (diluted).        6,974,000       6,987,000    6,213,000    5,090,000     4,736,000
Common shares outstanding at
   period end...................        6,797,000       6,708,000    6,772,000    5,570,000     4,746,000

                                     -6-


                                                         FOR THE YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------
                                          1998           1997         1996          1995          1994
                                          ----           ----         ----          ----          ----
AVERAGE FINANCIAL
    CONDITION DATA: (2)(3)
Investment securities (4).......       $  127,003     $    99,318    $  86,899    $  55,319     $  42,108
Loans...........................          307,061         243,895      183,176      161,083       137,593
Assets..........................          508,871         404,605      324,825      263,732       213,681
Deposits........................          463,829         364,927      293,795      240,661       194,447
Shareholders' equity............           41,095          36,117       28,542       20,930        17,311

ASSET QUALITY RATIOS: (2)
Net charge-offs to average loans            0.22%          0.27%         0.36%        0.56%         0.50%
Nonperforming loans to total
    loans (5) (10)..............            0.40%          0.35%         0.62%        2.09%         0.32%
Nonperforming assets to total
    assets (10).................            0.23%          0.31%         0.50%        1.20%         1.00%
Allowance for loan losses to total
    loans (10)..................            1.40%          1.28%         1.32%        1.58%         1.46%
Allowance for loan losses to
    nonperforming loans (10)....          352.07%        368.29%       213.31%       75.56%       451.53%

PERFORMANCE RATIOS: (2)
Return on average assets........            1.15%          1.05%         1.05%        0.99%         0.83%
Return on average equity........           14.28%         11.71%        11.92%       12.53%        10.19%
Net interest margin (6).........            6.02%          6.31%         6.16%        6.67%         7.00%
Efficiency ratio (7)............           66.12%         70.36%        70.32%       70.49%        70.74%


REGULATORY CAPITAL
  RATIOS: (8) (10)
Leverage ratio (9)..............            7.63%          8.30%         9.63%        7.83%         8.09%
Tier 1 risk-based capital.......           10.19%         11.10%        13.93%       16.21%        16.38%
Total risk-based capital........           11.32%         12.20%        15.08%       17.24%        17.60%


----------------
(1) Per share data have been retroactively adjusted to reflect a 10% stock dividend in 1996, a 10% stock dividend in 1997 and a two for one split in 1997 for all periods presented.
(2)  Amounts have not been derived from Scripps' financial statements.
(3) Average balance sheet data has been derived from quarterly balances for 1994 through 1995, otherwise from year-to-date daily balances.
(4)  Amounts are derived from average balances based upon book value.
(5) Nonperforming loans represent nonaccrual loans and loans still accruing interest and contractually past due 90 days or more.
(6)  Net interest income divided by average interest-earning assets.
(7) Efficiency ratio is defined as the ratio of noninterest expenses, less costs related to real estate owned, to the sum of net interest income and noninterest income exclusive of securities gains/(losses).
(8) Computed in accordance with 1992 Federal guidelines, which were initially effective January 1, 1990.
(9) Leverage ratio is defined as the ratio of Tier 1 capital to average assets for the most recent quarter.
(10) Data is as of period end.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Scripps, with $583 million in total assets at December 31, 1998, derives substantially all of its revenues and income by providing a full range of commercial banking, consumer banking and trust services primarily to small and middle market businesses and individuals in San Diego County, California.
 The revenues of Scripps are derived principally from interest earned on loans and investment securities, from trust and residential lending service fees, and from other loan and deposit account-related fees and service charges. The operations of Scripps are influenced significantly by general economic conditions and by policies of its primary regulators, the FDIC and the DFI.

     Return on average equity ("ROE") is determined by dividing annual net income by average shareholders' equity and indicates the effectiveness of an institution in generating net income from the capital invested by its shareholders. For the year ended December 31, 1998, Scripps' ROE was 14% compared to 12% for 1997 and 12% for 1996. Return on average assets ("ROA") measures net income in relation to total average assets and generally indicates an institution's ability to use its assets profitably. For the year ended December 31, 1998, Scripps' ROA was 1.2% compared to 1.1% for both 1997 and 1996. ROE for 1998 increased by 2% over 1997 primarily as a result of growth of net income. In 1998 PCB merged with and into Scripps, resulting in two new offices for Scripps. Management believes the continued growth of market share in existing and new markets, enhanced internal efficiency, the continued resolution of its nonperforming assets, and a general economic recovery of Southern California will have a positive effect upon future operations, although there can be no assurance these developments will occur.
 There are many factors that could adversely affect the future operations of Scripps, including any decline in the San Diego County economy at a time when Scripps is incurring costs of expansion.

RECENT DEVELOPMENTS

     The following data are highlights of first quarter 1999 unaudited results for Scripps. Net income was $1.5 million or $.22 in diluted earnings per share, compared to $1.4 million or $.20 in diluted earnings per share as of March 31, 1998. Scripps ended the quarter with total assets of $591 million, net loans of $350 million, and total deposits of $542 million. This represents growth of 27 percent in total assets, 20 percent in net loans and
28 percent in deposits when compared to first quarter 1998.   Nonperforming
assets of $3.0 million or 0.51 percent of total assets at March 31, 1999 compares to $1.1 million or 0.24 percent of total assets for the same date in 1998. The allowance for possible loan losses at March 31, 1999 was $3.9 million or 1.10 percent of gross loans, compared to $4.0 million or 1.36 percent of gross loans at March 31, 1998.

INSTITUTIONAL GROWTH

     Scripps began to experience significant growth in 1995 as the local economy improved and following the failure or merger of several larger San Diego headquartered financial institutions. The decision was made to increase the bank's capital and to take advantage of the opportunity to increase market share. Prior to 1996, the bank had established offices in La Jolla, El Cajon, downtown San Diego, and Escondido. In 1996, the bank obtained an additional $9.5 million through the sale of Scripps Common Stock and received regulatory approval to open three new offices in Kearny Mesa, Encinitas, and Point Loma. Those offices were opened during 1997, and all have experienced satisfactory growth in loans and deposits. In 1998 Scripps expanded into Chula Vista and the South Bay area of San Diego County, adding two offices, through its merger with PCB.

     The bank's long term plan includes establishing a total of eleven to twelve offices strategically located throughout San Diego County and considering further expansion into Orange County. Through the merger of PCB and Scripps, the resulting institution has nine offices serving much of San Diego County. Although there can be no assurances that it will prove to be correct, Scripps management believes that significant growth and market opportunity will occur in the near future in the South Bay area, and that it is therefore very important for the bank to be represented in that area. It is anticipated that in the future, one or two additional offices may be opened in North County, possibly one additional office in East County, and at least one office in Orange County.

     Growth has and will enable Scripps to expand its deposit gathering and loan delivery systems geographically within San Diego County and Orange County. Increases in average interest-earning assets and average interest-bearing liabilities contributed to increases in total interest income, interest expense and net interest income. Expansion has also contributed to the gathering of additional noninterest-bearing deposits which effectively lowers Scripps' internal cost of funds and increases net interest income. Growth has also caused, and can be expected to continue to cause, increases in noninterest expense.

     Scripps' growth during the period from 1994 through the end of 1998 facilitated increases in income per share. As Scripps' growth continues and as noninterest expense continues to rise, income per share may decline. Scripps believes that even if additional investment in growth comes at the cost of lower income per share for several quarters, Scripps' profitability will be enhanced over the long term, although there can be no assurance that this will in fact be the case.

ANNUAL COMPARISON

     The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the results of operations and the financial condition of Scripps. This discussion and analysis should be read in conjunction with Scripps' audited financial statements, including notes thereto, located elsewhere in this registration statement.

NET EARNINGS

     Net earnings were $6 million ($.87 per share basic; $.84 per share diluted) for the year ended December 31, 1998, compared with $4 million ($.63 per share basic; $.61 per share diluted) for 1997, an increase of $2 million or 39%. Net earnings for 1997 reflect an increase of $1 million or 24% over net earnings of $3 million ($.56 per share basic; $.55 per share diluted) for the year ended December 31, 1996. Scripps' improved performance between 1998 and 1997 resulted primarily from an increase in average interest-earning assets, primarily in loans and investment securities. Scripps' improved performance between 1997 and 1996 was primarily due to higher net interest income resulting from increased volumes of interest-earning assets. The increase in the amount of interest-earning assets during 1997 and 1996 was primarily in commercial loans and real estate loans. The higher levels of net interest income in 1998 and 1997 were partially offset by the costs and additional salary expense associated with the PCB merger in 1998.

NET INTEREST INCOME

     Net interest income, which constitutes one of the principal sources of income for Scripps, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The net yield on total interest-earning assets, also referred to as interest rate margin or net interest margin, represents net interest income divided by average interest-earning assets. Scripps' principal interest-earning assets are loans, investment securities and Federal funds sold, while its principal interest-bearing liabilities are interest-bearing demand accounts, savings deposits and time deposits.

     Net interest income was $28 million for fiscal 1998, an increase of $5 million or 22% compared with net interest income of $23 million for 1997, which represented an increase of $5 million or 28% compared to net interest income of $18 million for 1996. Comparing 1998 to 1997, Scripps' average interest-earning assets increased to $475 million in 1998 from $368 million in 1997, representing an increase of 29% which resulted from increases in all interest-earning asset categories but primarily in loans (26%) and investments (28%). Average interest-bearing deposits increased to $328 million in 1998 from $258 million in 1997, representing an increase of 27%, while average noninterest-bearing demand deposits also increased $29 million or 27%. The net interest margin of 6.02% for 1998 reflects a decrease of 29 basis points from that of 1997. This decrease in net interest margin resulted primarily from both the decrease in the prime rate from an average of 8.4% in 1997 to 8.3% in 1998, (since a majority of Scripps' loans are tied to the prime rate, a decrease in the rate immediately affects net interest income) and continued competitive pressure in pricing loans. Comparing 1997 to 1996, Scripps' average interest-earning assets increased to $368 million in 1997 from $294 million in 1996, representing an increase of 25% which resulted from increases in all interest-earning asset categories. Average interest-bearing deposits increased to $258 million in 1997 from $213 million in 1996, representing an increase of 21%, while noninterest-bearing demand deposits also increased $26 million or 32%. The net interest margin of 6.31% for 1997 reflects an increase of 15 basis points from that of 1996. This increase in net interest margin resulted primarily from a larger increase in volume of earning assets than interest paying deposits.

     Scripps' net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as a "rate change." The following table sets forth the categories of interest-earning assets and interest-bearing liabilities, the average amounts outstanding, the interest earned or paid on such amounts, and the average rate earned or paid for the periods indicated. The table also sets forth the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yields earned by Scripps for the same periods.

                                                          AVERAGE BALANCES AND INTEREST RATES

                                                                 (Dollars in thousands)
                                                                YEARS ENDED DECEMBER 31,
                            -------------------------------   -----------------------------    ------------------------------
                                          1998                             1997                              1996
                            -------------------------------   -----------------------------    ------------------------------
                                        INTEREST                         INTEREST                          INTEREST
                             AVERAGE     INCOME/    AVERAGE   AVERAGE     INCOME/   AVERAGE    AVERAGE      INCOME/   AVERAGE
                             BALANCE     EXPENSE     RATE     BALANCE     EXPENSE    RATE      BALANCE      EXPENSE    RATE
                            --------    --------    -------   --------   --------   -------    -------     --------   -------
Interest-earning
   assets:
Loans, net (1) . . . . .    $307,061     $32,151     10.47%   $243,895    $26,214    10.75%   $183,176     $19,672     10.74%
Investment securities. .     132,740       7,830      5.90%    104,335      6,372     6.11%     93,549       5,632      6.02%
Federal funds. . . . . .      31,982       1,730      5.41%     19,851      1,085     5.47%     17,112         906      5.29%
                            --------     -------              --------    -------             --------     -------
Total interest-earning
   assets. . . . . . . .     471,783      41,711      8.84%    368,081     33,671     9.15%    293,837      26,210      8.92%
Other assets . . . . . .      37,088                            36,524                          30,988
                            --------                          --------                        --------
Total assets . . . . . .    $508,871                          $404,605                        $324,825
                            --------                          --------                        --------
                            --------                          --------                        --------
Interest-bearing
   liabilities:
Deposits:
Interest-bearing
   demand deposits . . .    $219,223      $8,387      3.83%   $164,110     $6,155     3.75%   $131,808      $4,651      3.53%
Savings deposits . . . .      24,596         623      2.53%     22,768        594     2.61%     23,670         609      2.57%
Time deposits. . . . . .      84,056       4,305      5.12%     70,936      3,705     5.22%     57,132       2,851      4.99%
                            --------     -------              --------    -------             --------     -------
Total interest-bearing
   deposits. . . . . . .     327,875      13,315      4.06%    257,814     10,454     4.05%    212,610       8,111      3.81%
Noninterest-bearing
   liabilities:
Noninterest-bearing
   deposits. . . . . . .     135,954                           107,113                          81,185
Other liabilities. . . .       3,947                             3,449                           2,390
Stockholders' equity . .      41,095                            36,229                          28,640
                            --------                          --------                        --------
Total liabilities and
   stockholders'
   equity. . . . . . . .    $508,871                          $404,605                        $324,825
                            --------                          --------                        --------
                            --------                          --------                        --------
Net interest income. . .                 $28,396                          $23,217                          $18,099
                                         -------                          -------                          -------
                                         -------                          -------                          -------
Net interest spread(2) .                              4.78%                           5.09%                             5.10%
Net interest margin(3) .                              6.02%                           6.31%                             6.16%

---------------------
(1)  Nonaccrual loans are included in the average balances used in this table.
(2) Net interest spread is the difference between the average rate on total interest-earning assets and interest-bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.

     The following table illustrates the changes in Scripps' net interest income due to changes in volume (change in volume multiplied by initial rate) and changes in interest rate (change in rate multiplied by initial volume) for the periods indicated. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the changes in volume and the changes in interest rate.

                                            RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
                                                        (Dollars in thousands)

                                                1998                               1997
                                            COMPARED WITH                      COMPARED WITH
                                                1997                               1996
                                    ------------------------------    -------------------------------
                                      INCREASE (DECREASE) DUE TO        INCREASE (DECREASE) DUE TO
                                    ------------------------------    -------------------------------
                                     VOLUME      RATE      CHANGES     VOLUME      RATE       CHANGES
                                    -------    -------     -------    -------     -------     -------
Interest income on:
   Loans, net (1) ..............    $ 6,595    $  (658)    $ 5,937    $ 6,526     $    16     $ 6,542
   Investment securities .......      1,667       (209)      1,458        658          82         740
   Federal funds ...............        656        (11)        645        149          30         179
                                    -------    -------     -------    -------     -------     -------
Total interest income ..........      8,918       (878)      8,040      7,333         128       7,461
                                    -------    -------     -------    -------     -------     -------
Interest paid on:
   Interest-bearing demand
    deposits ...................      2,106        126       2,232      1,197         307       1,504
   Savings deposits ............         46        (17)                   (24)          9         (15)
   Time deposits ...............        670        (70)        600        716         138         854
                                    -------    -------     -------    -------     -------     -------

Total interest expense .........      2,822         39       2,861      1,889         454       2,343
                                    -------    -------     -------    -------     -------     -------
Net interest income ............    $ 6,096    $  (917)    $ 5,179    $ 5,444     $  (326)    $ 5,118
                                    -------    -------     -------    -------     -------     -------
                                    -------    -------     -------    -------     -------     -------

---------------------
(1) Nonaccrual loans are included in the average balances used in calculating this table.

PROVISION FOR POSSIBLE LOAN LOSSES

     Provisions for possible loan losses are charged to earnings to bring the total allowance for possible loan losses to a level deemed appropriate by management based upon such factors as historical loss experience, the volume and type of lending conducted by Scripps, the amounts of classified and nonperforming assets, regulatory policies and examination results, concentrations, general economic and business conditions, credit quality trends, and other factors related to the collectability of loans in Scripps' portfolio. The provision for possible loan losses was $1.8 million for 1998, an increase of $.3 million or 24% compared to the provision for possible loan losses of $1.5 million for 1997, which in turn represented an increase of $.5 million or 57% compared to the provision for possible loan losses of $.9 million for 1996.

NONINTEREST INCOME

     Noninterest income was $6 million for the year ended December 31, 1998, an increase of $1 million or 13% compared with noninterest income of $5 million for 1997, which represented an increase of $1 million or 27% compared with noninterest income of $4 million for 1996. The primary reasons for the increases in noninterest income over the years presented are growth in trust assets under administration of 75% to $867 million over the two year period ended December 31, 1998 and growth in deposits of 62% to $531 million over the two year period ended December 31, 1998. However, there can be no assurance that trust assets under administration and deposit service charges will continue to increase. There continues to be high levels of competition in the deposit services and trust services arena.

     The following table sets forth the various categories of noninterest income for the years ended December 31, 1998, 1997 and 1996.

                                       NONINTEREST INCOME DATA
                                       (Dollars in thousands)

                                             YEARS ENDED
                                             DECEMBER 31,
                            ----------------------------------------------
                              1998   % CHANGE    1997    % CHANGE    1996
                            -------  --------  -------   --------  -------
Customer service
charges ..............       $2,269      24%    $1,833      35%     $1,362
Trust fees............        2,140      15%     1,862      30%      1,432
Gain on sale of
securities............            0    -100%        44     -73%        164
Other non-interest
income................          387      74%       222     -36%        346
Other fees............        1,299      -9%     1,429      54%        926
                            -------   ------   -------    -----    -------
Total.................       $6,095      13%    $5,390      27%     $4,230
                            -------            -------             -------
                            -------            -------             -------


NONINTEREST EXPENSE

     Noninterest expense was $23 million for 1998, an increase of $3 million or 13% compared with noninterest expense of $20 million for 1997, which represented an increase of $4 million or 28% compared with noninterest expense of $16 million for 1996. Personnel expense was $12 million for 1998, an increase of $1 million or 10% compared with personnel expense of $11 million for 1997, which represented an increase of $2 million or 24% compared with personnel expense of $9 million for 1996. Occupancy expense was $2.5 million for 1998, an increase of $.4 million or 15% compared with occupancy expense of $2.1 million for 1997, which represented an increase of $.7 million or 57% compared with occupancy expense of $1.4 million for 1996. The aggregate increases over the three-year period principally reflect the additional costs associated with opening three offices in 1997 as part of Scripps' long-term growth strategy. In 1997, such increased costs were partially offset by cost decreases associated with real estate owned. In 1998, noninterest expense also included merger expenses associated with the PCB merger.

     Data processing expense was $.8 million for 1998, an increase of $.1 million or 23% compared with data processing expense of $.6 million for 1997, which represented an increase of 13% compared with data processing expense of $.5 million for 1996. The increase in data processing expense over the three-year period resulted principally from the increase in volumes processed due to loan and deposit growth, offset in part by enhanced technical functionality from equipment acquired in 1996.

     The following table sets forth the amount of each of the various categories of noninterest expense for the periods indicated.

                                                          NONINTEREST EXPENSE DATA
                                                           (Dollars in thousands)

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                          ---------------------------------------------------------
                                             1998    % CHANGE         1997      % CHANGE       1996
                                          -------    --------      -------      --------    -------
Salaries and employee benefits.......     $12,023         10%      $10,884         24%       $8,775
Occupancy and equipment..............       2,528         19%        2,130         57%        1,358
Data processing......................         756         23%          615         13%          546
Depreciation and amortization........       1,527         18%        1,295         59%          817
Other real estate owned..............          19        -51%           39        -13%           45
Professional services................       1,628         67%          973         59%          613
Other general and administrative.....       4,342          3%        4,232         18%        3,592
                                          -------       -----      -------        ----      -------
Total................................     $22,823         13%      $20,168         28%      $15,746
                                          -------                  -------                  -------
                                          -------                  -------                  -------


INCOME TAXES

     The provision for income taxes was $4 million, $3 million and $2 million for the years ended December 31, 1998, 1997 and 1996, respectively. Effective tax rates, the percentage of earnings set aside for federal and state income taxes were 41%, 39% and 40% for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in effective rates reflects lower levels of tax exempt income in 1998, as compared to 1997, while 1997 experienced a decline in the effective rates due to higher levels of tax exempt income over 1996.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Scripps' balance sheet consists of interest-earning assets, primarily loans and investment securities, which are principally funded by interest-bearing liabilities, primarily deposits. These financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. In evaluating the exposure of Scripps to market risk, management relies on gap analysis and rate shock analysis. Gap analysis provides information on the timing and repricing differences between rate sensitive assets and rate sensitive liabilities. Rate shock analysis provides management with estimates of the impact of immediate changes in interest rates both in terms of the change in net interest income and the change in fair market value of these instruments. There are certain shortcomings inherent in these methods and the following table that must be considered in evaluating market risk. Although certain assets may have similar maturities or periods to reprice, they may react in different degrees to changes in interest rates or they may precede or lag behind changes in market interest rates. In addition, certain interest rate sensitive assets may have contractual limitations to changes in interest rates. Scripps considers these various factors and their anticipated effects in managing the bank's exposure to interest rate risk.

     Management seeks to maintain a reasonably balanced interest rate risk position over one year to protect its financial condition and net interest margin from market fluctuations in interest rates. Overall management strategies to reduce Scripps' interest rate risk consist of: (i) maintaining a majority of its loan assets and deposit liabilities on an adjustable rate basis, (ii) limiting the volume of its loans with terms-to-maturity in excess of five years and (iii) maintaining a portion of its investment securities with varied terms to maturity. Additionally, Scripps maintains a Management Asset/Liability Committee and a Directors Asset/Liability Committee, both of which review on a regular and periodic basis such matters as earnings, asset quality, asset and liability mix, liquidity and funding sources, investment resources, capital, interest rate risk, and economic events and trends, among other matters. Both Committees review bank compliance with a set of Board-approved directives with which Scripps should comply to meet its asset and liability management objectives.

     The following table sets forth the interest-rate sensitive assets and liabilities of Scripps at December 31, 1998, which are expected to mature or are subject to repricing in each of the time periods indicated.

                                                  INTEREST RATE SENSITIVE ASSETS AND LIABILITIES
                                                              (Dollars in thousands)

                                                       TERM TO REPRICING AT DECEMBER 31, 1998
                                       -----------------------------------------------------------------------
                                       WITHIN         THREE TO
                                        THREE          TWELVE       ONE TO FIVE      MORE THAN
                                       MONTHS          MONTHS          YEARS         FIVE YEARS        TOTAL
                                     ----------      ---------        --------        --------      ----------
Interest-earning assets:
   Federal funds sold.............     $ 42,790                                                       $ 42,790
   Investment securities(1)......        34,176        $30,762        $ 70,838       $  25,135         160,911
   Due from other institutions...         1,089          2,574             689                           4,352
   Loans, net(2):
     Variable rate...............       242,084              -               -           7,419         249,503
     Fixed rate..................         6,326          9,292          47,910          26,533          90,061
                                     ----------      ---------        --------        --------      ----------
Total interest earning assets....      $326,465        $42,628        $119,437       $  59,087        $547,617
                                     ----------      ---------        --------        --------      ----------
                                     ----------      ---------        --------        --------      ----------
Interest-bearing liabilities:
   Savings & NOW accounts........      $ 60,548                                                       $ 60,548
   Money market accounts.........       228,323                                                        228,323
   Time deposits.................        52,105         34,293           3,008                          89,406
   Other.........................                                           76                              76
                                     ----------      ---------        --------        --------      ----------
Total interest bearing liabilities     $340,976        $34,293        $  3,084       $       0        $378,353
                                     ----------      ---------        --------        --------      ----------
                                     ----------      ---------        --------        --------      ----------
Interest sensitivity gap.........       (14,511)         8,335         116,353          59,087         169,264
                                      ----------     ---------        --------      ----------       ---------
Gap to total assets..............         (2.49%)          1.43%         19.97%          10.14%
Cumulative gap...................       (14,511)        (6,176)        110,177         169,264
                                      ----------   ------------      ---------      ----------

                                    -16-


Cumulative gap to total assets...         (2.49%)        (1.06%)         18.91%          29.05%

----------------------------------------

(1)  Amounts include amortization of principal.
(2) Amounts do not include amortization of principal, which would increase asset sensitivity. Nonaccrual loans and leases have been excluded from the balances used in calculating this table.

     At December 31, 1998 Scripps' one-year cumulative interest rate sensitivity gap was a negative 1.06%. This negative gap is primarily due to Scripps' core deposits, which reprice currently and are therefore classified as repricing within three months. Although Scripps attempts to actively manage interest rate risk, there can be no assurance that movements in interest rates will not have a material adverse effect upon the financial condition and results of operations of Scripps.

     The following table presents additional information about Scripps' financial instruments that are sensitive to changes in interest rates. Cash flows in this presentation are grouped by maturity dates rather than repricing dates. Consideration is given to prepayment assumptions for mortgage-backed securities (MBS), including collateralized mortgage obligations (CMO's). The cash flows from mortgage-backed securities are influenced by prepayments, which are dependent on a number of factors, including the current interest rate and the interest rate on the security, the availability of refinancing of the underlying mortgages at attractive terms, as well as geographic specific factors which affect the sales and price levels of residential property. Scripps management uses average prepayment speeds provided by Wall Street dealers to calculate principal repayments and estimated maturity dates for these securities. The cash flows for other securities are based on the actual maturity dates of the instruments, except for equity securities. Equity securities, for which there is no contractual maturity, consist of a variable rate government fund, which is included in the year 2000 column, and Federal Home Loan Bank stock, which is included in the "thereafter" column. Fair values for investment securities are based on quoted market prices or dealer quotes. Loans are distinguished by variable or fixed rates. Because variable rate loans are repricable immediately as market rates change, the fair value is assumed to be equal to the carrying value. The fair value of fixed rate loans is estimated using a discounted cash flow calculation. Non-maturing deposits consist of interest-bearing demand, savings, and money market accounts and have no maturity dates. Cash flow amortizations for these deposits are included in the year 1999 column. The fair value of non-maturing deposits is estimated to be the carrying value, which is the amount payable on demand. Time deposits are grouped according to contractual maturity dates. The fair value of time deposits is estimated using a discounted cash flow calculation. Average interest rates represent the weighted average yield in each category.

                                       INTEREST-SENSITIVE FINANCIAL INSTRUMENTS
                                                 (Dollars in thousands)

                                                                EXPECTED MATURITY DATE
                            ------------------------------------------------------------------------------------------------
                            ----------- ---------- ----------- ---------- ---------- ------------- ----------- -------------
                               1999       2000        2001       2002       2003      Thereafter     Total      Fair Value
                            ----------- ---------- ----------- ---------- ---------- ------------- ----------- -------------
Financial Assets:
Loans:
  Variable rate........       $159,080    $12,467     $11,603    $11,078    $11,419       $37,863    $243,510      $243,510
  Average interest rate          9.16%      9.18%       9.82%      9.22%      8.95%         9.67%       9.21%

  Fixed rate...........         16,763     10,587      12,186     13,161     10,333        34,235      97,265        98,845
  Average interest rate          9.10%      9.08%       8.98%      9.56%      8.97%         9.22%       9.14%

Investment securities:
  CMO's................         13,006      9,619       7,500      5,461      1,789         1,043      38,418        38,507
  Average interest rate          6.48%      6.37%       5.99%      5.88%      6.15%         6.94%       6.39%

  MBS..................          7,827      6,741       5,853      4,584      3,778        14,148      42,931        43,230
  Average interest rate          7.13%      7.12%       7.08%      7.16%      6.96%         7.04%       7.10%

  SBA's................                       205                  3,495                    4,261       7,961         7,964
  Average interest rate                     9.48%                  5.13%                    6.01%       5.71%

  U.S. Treasury and
      Agency ..........         23,489      8,004       2,250     10,485      4,977         2,489      51,694        51,943
  Average interest rate          5.68%      5.94%       8.35%      6.80%      5.40%         6.78%       6.09%

  States and political
      subdivisions.....                                               39                   17,197      17,236        18,128
  Average interest rate                                            8.10%                    5.30%       5.31%

  Equity...............                     1,461                                           1,210       2,671         2,545
  Average interest rate                     4.41%                                           5.83%       5.08%

Interest bearing due
   from banks..........          3,663        689                                                       4,352         4,352
   Average interest rate         5.89%      5.98%                                                       5.91%

Federal funds sold.....         42,790                                                                 42,790        42,790
  Average interest rate          4.60%                                                                  4.60%

Financial Liabilities:
Interest bearing
   deposits:
   Non-maturing
     deposits..........        288,928                                                                288,928       288,928
  Average interest rate          3.51%                                                                  3.51%

  Time deposits........         86,341      2,932          29         11         36                    89,349        89,495
  Average interest rate          4.75%      5.33%       5.24%      5.25%      5.22%                     4.79%

Guarantee of loan to
   ESOP Trust..........         34,719     38,269       3,012                                          76,000        76,000
   Average interest rate         7.75%      7.75%       7.75%                                           7.75%

LOANS AND ASSET QUALITY

     Net loans (gross loans less unearned income and allowance for loan losses) were $336 million at December 31, 1998, an increase of $56 million or 20% from loans of $280 million at December 31, 1997. This increase followed loan growth of $68 million or 32% from loans of $212 million at the end of 1996. The rate of loan growth for these periods increased due to an overall improvement in the Southern California economy. Management expects loan growth to be moderate in 1999 with the expectation that the economy will remain strong, but that the overall competition for loans will be a factor to contend with. There can be no assurance that the economy will remain strong or that loan growth will occur.

     Scripps' lending activities are guided by the basic lending policy established by its Board of Directors. The Scripps Board of Directors has established loan approval limits for the officers. Under regulations governing California state-chartered banks, Scripps may lend up to 15% of its total capital on an unsecured basis and 25% of its total capital on a secured basis to any one borrower, up to a limit of 25% of total capital for all direct and indirect loans to any one borrower. Additionally, loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities or resident in the same geographic region, which would cause them to be similarly affected by economic or other conditions.
Scripps, on a regular and periodic basis, evaluates these concentrations for the purposes of making corrections in its lending practices in consideration of economic conditions, industry trends and a variety of other factors. As a result of Scripps' market focus, Scripps has a concentration of its customers and assets in San Diego County.

     The following table sets forth the composition of Scripps' loan portfolio by type of loan on the dates indicated in terms of amount and as a percentage of the total loan portfolio.

                                                             LOAN PORTFOLIO ANALYSIS
                                                              (Dollars in thousands)
                                                                   DECEMBER 31,
                                             ---------------------------------------------------------
                                                     1998              1997               1996
                                                     ----              ----               ----
        Loans and leases:.................
           Commercial and other...........      $156,236            $134,960           $105,229
           Real estate (1)................       131,613             104,026             71,445
           Consumer.......................        48,375              42,390             35,718
           Lease financing................         6,199               3,212              3,608
        Less: Unearned income and fees....         1,648                 941                901
                                             -----------         ------------       ------------

        Total                                   $340,775            $283,647           $215,099
                                             -----------         ------------       ------------
                                             -----------         ------------       ------------

        Loans and leases:
           Commercial and other...........            46%                 48%                49%
           Real estate....................            39%                 37%                33%
           Consumer.......................            14%                 15%                17%
           Lease financing................             2%                  1%                 2%
        Less: Unearned income and
                    discount..............             1%                  1%                 1%
                                                       --                  --                 --

        Total                                        100%                100%               100%
                                                     ----                ----               ----
                                                     ----                ----               ----

-----------------------------

     (1) The calculation of real estate loans for financial statement purposes differs from the calculation of loans secured by real estate as reported in Scripps' regulatory call reports. At December 31, 1998, for instance, total loans secured by real estate as reported in Scripps' call report were $176 million or 52%.

     COMMERCIAL. Loans in this category include loans to small and middle market businesses, individuals and professionals located primarily in Scripps' market areas. Scripps provides secured and unsecured loans and lines of credit for the operation and expansion needs of businesses, ranging from inventory and accounts receivable financing to equipment financing. Scripps typically looks to the cash flow generated by a borrower as the principal source of repayment. Scripps may also take personal property and/or a first or second deed of trust on real estate as an additional form of collateral.

     REAL ESTATE.  Scripps makes short-term real estate loans to borrowers
who have a defined short-term repayment source.   This category also includes
interim construction loans for single family dwellings, and small or medium size commercial and multi-family buildings and lots to be developed. Periodically, Scripps makes longer term real estate loans on commercial properties in conjunction with the SBA guaranteed lending program as well as relationship-based loans for Scripps customers. The SBA guarantees second trust deed secured debentures, which are junior liens to Scripps' loans, to enable business owners to acquire commercial facilities for their businesses.
 Lending institutions in certain other areas of the country have experienced problems with real estate loan portfolios. Scripps has observed that economic downturns may adversely affect the value of real estate. Scripps monitors economic conditions to assess its risk. There can be no assurances that the current positive real estate market trend will continue. A sharp and significant decline in real estate prices would potentially have a material adverse affect on Scripps' lending activities and on the quality of Scripps' real estate loan portfolio.

     CONSUMER. Consumer loans are primarily automobile secured loans, home improvement loans, and equity lines of credit, generally secured by second trust deeds on personal residences, loans secured by various personal property and unsecured lines of credit. Fixed rate consumer loans, which comprise approximately 33% of the consumer portfolio are generally made as amortizing loans over terms in excess of one year. The variable rate portion of consumer loans are primarily equity lines of credit secured by lien positions on real property or unsecured revolving credit facilities to qualified individuals.

     LEASES. A major portion of Scripps' lease assets are comprised of leases for electronic equipment, such as computers and data processing equipment. The remaining balance of the lease portfolio includes leases on a variety of other equipment. Scripps recently formed a leasing division in early 1998 and it is anticipated that lease assets will increase over current levels.

NONPERFORMING ASSETS

     Generally, Scripps' policy is to discontinue accrual of interest on loans which are delinquent for 90 days or more unless management determines that a loan is adequately collateralized or other circumstances justify treating a loan as fully collectable. When a loan is placed on nonaccrual status, income is not recognized until payment has actually been received and future payments of principal and interest appear certain. Interest income which has been accrued up to the point a loan is placed on nonaccrual status is reversed if management determines that the collectability of the accrued interest is doubtful.

     Real estate acquired by Scripps as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. Such loans are reclassified to real estate owned at the lower of cost or fair value less estimated selling costs, and any estimated loss upon reclassification is charged to allowance for losses at that time. Further increases to the allowance for losses on real estate owned are recorded as charges to noninterest expense at the time such costs are incurred or management believes additional deterioration in value has occurred.

     Management regularly reviews and monitors the loan portfolio to identify borrowers experiencing financial difficulties. Management believes that as of December 31, 1998, all problem loans to date had been identified and included in the nonaccrual or 90 days past due totals reflected below. Management, as part of the responsibilities of Credit Administration and Regulatory Risk Management, is particularly focused upon the objective of reducing its nonperforming and classified assets to a lower level. In fact, management has noted an increase in nonperforming loans in the first quarter of 1999 and is closely monitoring the adequacy of the loan loss reserve in light of this increase. There can be no assurance that management will achieve the objective of reducing nonperforming and classified assets.

     The following table sets forth certain information with respect to Scripps' nonaccrual loans, accruing loans for which payments of principal and interest are contractually past due 90 days or more, and real estate owned for the periods indicated.

                                                                NONPERFORMING ASSETS
                                                               (Dollars in thousands)

                                                                    DECEMBER 31,
                                                      --------------------------------------
                                                         1998           1997          1996
                                                      --------       --------      --------
Nonaccrual loans............................          $  1,211       $    872      $    661
Accruing loans past due 90 days or
   more.....................................               143            112           669
                                                      --------       --------      --------
Total nonperforming loans...................             1,354            984         1,330
Real estate owned...........................                 0            428           488
                                                      --------       --------      --------
Total nonperforming assets..................          $  1,354       $  1,412      $  1,818
                                                      --------       --------      --------
                                                      --------       --------      --------
Total nonperforming assets to total
   assets...................................               .23%           .31%          .50%

     Reductions in real estate owned over the years presented have resulted principally from Scripps' efforts to dispose of, and keep to a minimum, holdings of such non-earning assets. Scripps has a Special Assets Department with the primary responsibilities of regular internal loan quality reviews and the monitoring and disposition of nonperforming and classified assets. However, there can be no assurance that reductions in the balance and percent of nonperforming assets will occur in the future.

RESERVE FOR POSSIBLE LOAN LOSSES

     In originating loans, Scripps recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Management maintains a reserve for possible loan losses at a level considered adequate to absorb known and inherent risks in the loan portfolio. Management's evaluation of the adequacy of the reserve is ongoing and comprehensive.

     Management has and will continue to actively monitor Scripps' asset quality, to charge off loans against the reserve for possible loan losses when appropriate and to provide for specific losses when necessary. Although management believes it uses the best information available to make determinations with respect to the reserve for possible loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations. There can be no assurance that economic conditions which may adversely affect Scripps' market area or other circumstances will not result in increased loan losses in Scripps' loan portfolio.

     The following table sets forth an analysis of Scripps' reserve for possible loan losses for the periods indicated.

                     RESERVE FOR POSSIBLE LOAN LOSSES DATA
                            (Dollars in thousands)

                                                                      DECEMBER 31,
                                                  -----------------------------------------------
                                                      1998             1997              1996
                                                  ----------        -----------        ----------
Beginning balance of reserve for
    possible loan losses ......................... $  3,624          $  2,837          $  2,575
                                                   --------          --------          --------
Loans charged off:
  Real estate ....................................       88                 0               169
  Commercial and other ...........................      394               664               619
  Consumer .......................................      241               123               116
  Lease financing ................................       12                 2                25
                                                   --------          --------          --------
Total loans charged off ..........................      735               789               929
                                                   --------          --------          --------
Recovery of loans previously charged off:
  Real estate ....................................        1                 1                63
  Commercial and other ...........................       30               114               190
  Consumer .......................................       13                 9                 8
  Lease financing ................................       29                 0                 8
                                                   --------          --------          --------
Total recoveries .................................       73               124               269
                                                   --------          --------          --------
Net loans charged off ............................      662               665               660
Provision for possible loan losses ...............    1,805             1,452               922
                                                   --------          --------          --------
Ending balance of reserve for
   possible loan losses .......................... $  4,767          $  3,624          $  2,837
                                                   --------          --------          --------
                                                   --------          --------          --------
Average net loans outstanding during
   the period .................................... $307,061          $243,895          $183,176
                                                   --------          --------          --------
                                                   --------          --------          --------
Total net loans outstanding at
   period-end .................................... $340,775          $283,647          $215,099
                                                   --------          --------          --------
                                                   --------          --------          --------
Net loans charged off to
   average net loans..............................     .22%              .27%              .36%
Reserve for possible loan losses as a
   percentage of nonperforming loans..............  352.07%           368.29%           213.31%
Reserve for possible loan losses as a
   percentage of total net loans
   outstanding at period-end......................    1.40%             1.28%             1.32%

INVESTMENT ACTIVITIES

     Scripps' investment portfolio is used primarily for liquidity purposes and secondarily for investment income. Investment securities classified as available for sale ("AFS") are stated at their current market value with stockholders' equity being adjusted for the after-tax unrecognized gain
(loss) on said securities. Investment securities classified as held to maturity ("HTM") are stated at cost, decreased by amortization of premium and increased by accretion of discount, over the period to maturity of the related securities. During 1998, Scripps classified its entire investment portfolio as available for sale. Management attempts to maintain investment securities in its portfolio that offer a stable total return profile over a wide range of interest rate environments, as well as securities with varied maturities (a "laddered" portfolio) so that, under normal conditions, there should be no need to sell securities prior to maturity dates, thereby minimizing the impact of interest rate fluctuations on net interest income. However, there can be no assurance that Scripps' investment securities will continue to reflect a stable total return profile over time or that Scripps would not sell any investment securities during a rising interest rate environment and recognize a loss.

     Scripps current investment policy enables management to invest primarily in United States Treasury and Government Agency obligations, United States Government-sponsored agency securities, mortgage-backed securities, collateralized mortgage obligations and obligations of states and political subdivisions with a maximum aggregate portfolio duration not to exceed four years. In 1997, Scripps entered into an investment advisory agreement with Sefton Capital Management. Scripps retains control of all investment decisions. In 1997, Scripps became a member of the Federal Home Loan Bank of San Francisco (FHLB). As a member of FHLB, Scripps is required to purchase FHLB stock. Equity Securities are comprised of FHLB stock and mutual fund shares in a variable rate government bond fund, which was acquired through the merger with PCB.

     The following table sets forth an analysis of Scripps' investment portfolio as of the dates indicated.

                                                 INVESTMENT PORTFOLIO COMPOSITION
                                                      (Dollars in thousands)
                                                           DECEMBER 31,
                                            ------------------------------------------
                                               1998            1997            1996
                                            -----------    -----------      ----------
AVAILABLE FOR SALE:
U.S. Treasury and U.S.
   Government Corporation &
   Agency securities................           $59,907        $36,517         $47,077
Mortgage-backed securities:
   U.S. Government Agency...........            38,260         13,530           5,549
   U.S. Government-Sponsored
   Agency Securities................             4,970          4,684           6,687
Collateralized Mortgage
   Obligations......................            38,507         39,792          19,994
States and political
   subdivisions.....................            18,128         17,903           6,953
Equity Securities...................             2,545          2,361           1,632
                                            -----------    -----------      ----------
Total available for sale............           162,317        114,787          87,892

                                                 INVESTMENT PORTFOLIO COMPOSITION
                                                      (Dollars in thousands)
                                                           DECEMBER 31,
                                            ------------------------------------------
                                               1998            1997            1996
                                            -----------    -----------      ----------
HELD TO MATURITY:
U.S. Treasury and U.S.
  Government Corporation &
  Agency Securities.................                 0          3,798           4,499
Mortgage-backed:
  U.S. Government Agency............                 0            102             108
  U.S. Government-sponsored
  Agency Securities.................                 0             45              54
Collateralized Mortgage.............                 0            970             970
                                            -----------    -----------      ----------
Total held to maturity..............                 0          4,915           5,631
                                            -----------    -----------      ----------
Total investment securities.........          $162,317       $119,702         $93,523
                                            -----------    -----------      ----------
                                            -----------    -----------      ----------

     The following table sets forth the maturity distribution and weighted average yield of the investment portfolio as of December 31, 1998.

                                                           INVESTMENT PORTFOLIO MATURITY DISTRIBUTION AND YIELDS
                                                                          (Dollars in thousands)
                                         -----------------------------------------------------------------------------------------
                                                                           DUE FROM
                                                          DUE FROM ONE    FIVE YEARS                 MORTGAGE-BACKED
                                            DUE IN ONE    YEAR THROUGH   THROUGH TEN    DUE AFTER    AND SBA LOAN
                                           YEAR OR LESS    FIVE YEARS       YEARS       TEN YEARS        POOLS            TOTAL
                                         --------------- -------------- -------------  -----------  -----------------  -----------
Available for Sale:
U.S. Treasury and U.S.
   Government Corporation &
   Agency securities...............           $23,560        $25,835         $2,548      $     0           $7,964        $59,907
   Weighted average yield..........             5.65%          6.40%          6.78%                          5.72%          6.04%
Mortgage-backed securities:
   U.S. Government Agency..........                                                                         38,260         38,260
   Weighted average yield..........                                                                          7.01%          7.01%
   U.S. Government-sponsored
     Agency Securities.............                                                                          4,970          4,970
   Weighted average yield..........                                                                          7.83%          7.83%
Collateralized Mortgage
  Obligations......................                                                                         38,507         38,507
   Weighted average yield..........                                                                          6.39%          6.39%
States and political subdivisions..                               39          7,355       10,734                           18,128
   Weighted average yield..........                            8.10%          5.02%        5.62%                            5.31%
Equity Securities..................                            1,335                       1,210                            2,545
  Weighted average yield...........                            4.41%                       5.83%                            5.08%
                                             ---------      ---------      ---------    ---------         ---------      ---------
Percentage of total................               14%            18%             8%           6%               54%           100%


DEPOSIT ACTIVITIES

     Scripps attracts deposits through the offering of a broad variety of deposit instruments for both the consumer and business customer including checking accounts, money market accounts, negotiable orders of withdrawal ("NOW") accounts, savings accounts, term certificates of deposit (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans.

     Scripps' average balance of total deposits was approximately $464 million for the year ended December 31, 1998, an increase of $99 million or 27% compared with the average balance of total deposits for 1997. Scripps' average balance of total deposits was approximately $365 million for the year ended December 31, 1997, an increase of $71 million or 24% compared with the average balance of total deposits of approximately $294 million for 1996.

     The following table sets forth the average balances and weighted average rates for Scripps' categories of deposits for the periods indicated.

                                                                     AVERAGE DEPOSITS
                                                                  (Dollars in thousands)
                                                                       DECEMBER 31,
                                    ---------------------------------------------------------------------------------
                                               1998                        1997                        1996
                                    -------------------------   --------------------------   ------------------------
                                                      % OF                         % OF                       % OF
                                       AVERAGE        TOTAL        AVERAGE         TOTAL       AVERAGE       TOTAL
                                       BALANCE      DEPOSITS       BALANCE       DEPOSITS      BALANCE      DEPOSITS
                                    -------------  ----------   -------------   ----------    ----------   ----------
Noninterest bearing
   demand deposits..............     $   135,954       29%       $   107,113         29%      $  81,185        22%
Interest-bearing demand
   deposits (Money Market
   and NOW accounts)............         219,223       47%           164,110         45%        131,808        36%
Savings deposits................          24,596        5%            22,768          5%         23,670         6%
Time deposits...................          84,056       18%            70,936         15%         57,132        16%

Weighted average rate...........           4.06%                       4.05%                      3.81%

     The following table sets forth the amount of Scripps' certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1998.

                      TIME DEPOSITS OF $100,000 OR MORE
                           (Dollars in thousands)

                                                   DECEMBER 31, 1998
                                             ----------------------------
                                               BALANCE        % OF TOTAL
                                             -----------    -------------
Three months or less.....................    $    37,585             66%
Over three months through
twelve months............................         18,029             32%


Over one year through five years.........          1,410              2%
Over five years..........................              0              0%
                                             -----------    ------------
Total....................................    $    57,024            100%
                                             -----------    ------------
                                             -----------    ------------

     LIQUIDITY

     The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short term as well as long term requirements. Liquid resources are monitored on a daily basis to assure maximum availability. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets (primarily Federal funds and investment securities available for sale) and access to short term funding sources. Currently, Scripps also has a line of credit of $15.0 million from a non-affiliated financial institution which enables it to borrow Federal funds on an unsecured basis. Scripps also has a secured discount window borrowing facility with the Federal Reserve Bank of $2.3 million and a secured borrowing facility with the Federal Home Loan Bank of approximately $16 million. At December 31, 1998, Scripps had no amounts outstanding in connection with any of its borrowing facilities.

     Management uses several tools and processes to monitor liquid resources: semi-monthly liquidity projection reports, liquidity and volatile deposit dependency ratios, deposit product trends, weekly deposit rate management, and daily large balance fluctuation reports, among others. Management uses a Bank liquidity ratio, defined as the sum of unpledged marketable securities, Federal funds sold, and cash and balances due from banks divided by total deposits, as a measurement tool indicating the volume of liquid resources. This ratio will increase or decrease in response to general economic conditions, loan demand, the phases of the interest rate cycle, and deposit growth/contraction, among other things, and was approximately 42%, 39% and 44% at December 31, 1998, 1997 and 1996, respectively. The decrease in the liquidity ratio from 1996 to 1997 actually reflects a more desirable level of liquidity that is well within Scripps' policy guidelines. There can be no assurance that Scripps' liquidity will continue to be maintained at a level comparable to that in 1998. Additionally, Scripps closely monitors its loan-to-deposit ratio. This ratio (calculated as gross loans divided by total deposits) was 64%, 68% and 66% at December 31, 1998, 1997 and 1996, respectively. This ratio decreased between 1998 and 1997, primarily as a result of deposit growth outpacing loan growth. Management expects this ratio to increase in 1999 with the expanding local economy, however, there can be no assurances that the economy will continue to expand or that loans will outpace deposit growth.

     Scripps' ratio of core deposits (defined as customers' deposits less time certificates of deposit of $100,000 or more) to total deposits has increased to 89% at December 31, 1998, compared with 87% at December 31, 1997 and 79% at year end 1996. While total time deposits as a percent of total deposits has been 17%, 20% and 19% for December 31, 1998, December 31, 1997, and December 31, 1996, respectively, the percent of time deposits greater than $100,000 has decreased, thereby increasing the core deposit ratio. A significant portion of Scripps' core deposits is concentrated in the Scripps Money Fund, a higher interest-bearing demand deposit product which comprised $195 million or 37% of total deposits at December 31, 1998. The Money Fund balance at December 31, 1998 represented an increase of $78 million or 67% from the balance of $117 million or 33% of deposits at December 31, 1997. Comparing 1997 and 1996, the Money Fund increased $35 million or 42% from the balance of $82 million or 30% of deposits at year end 1996. Another significant portion of Scripps' core deposits are non-interest bearing demand deposits. These deposits increased to $136 million or 29% of deposits at December 31, 1998, from $107 million or 29% at December 31, 1997. Comparing 1997 and 1996, non-interest bearing demand deposits increased $26 million or 32% from the balance of $81 million or 22% of deposits at year end 1996. Management attempts to actively monitor its liquidity position and deposit composition; however, there can be no assurance that Scripps' overall liquidity position and deposit base will continue to be satisfactory in the future.

CAPITAL RESOURCES

     Total stockholders' equity was $44 million at December 31, 1998, an increase of $6 million or 15% compared with stockholders' equity of $38 million as of December 31, 1997. This increase is attributable primarily to earnings of $6 million for 1998 and new share issuances of $.6 million, partially offset by dividends declared of $.8 million. Total stockholders' equity of $38 million at December 31, 1997, reflects an increase of $3 million or 9% compared with stockholders' equity of $35 million as of December 31, 1996. This increase is primarily the result of the earnings of $4 million for 1997, partially offset by dividends declared of approximately $.9 million.

     Management seeks to maintain capital adequate to support anticipated asset growth and credit risks and to ensure that Scripps is within established regulatory guidelines and industry standards. The 1992 risk-based capital guidelines adopted by the FRB and FDIC require Scripps to maintain certain minimum ratios of capital to risk-weighted assets. In addition, the FRB and FDIC have adopted a leverage ratio that requires a minimum ratio of Tier 1 capital to total assets. Higher minimum requirements for an institution may be established if, for example, a bank has previously received special attention or has a higher susceptibility to interest rate risk. These risk-based capital guidelines require state banks to have a ratio of Tier 1 capital to total risk-weighted assets of four percent and a ratio of total capital to total risk-weighted assets of eight percent. As depicted in the following table, the capital ratios of Scripps have continuously exceeded the federal minimum regulatory requirements for a well capitalized institution.

     The following table sets forth the actual capital ratios of Scripps as of the dates indicated.

                                                       CAPITAL RATIOS

                                                         DECEMBER 31,
                                             ---------------------------------------
                                                                                             WELL          MINIMUM
                                                                                         CAPITALIZED       CAPITAL
CAPITAL RATIOS(1):                            1998            1997            1996           RATIOS         RATIOS
                                            --------        --------       ---------   ---------------   ------------
Leverage (2)..........................         7.63%           8.30%          9.63%           5.0%            4.0%
Tier 1 risk-based.....................        10.19%          11.10%         13.93%           6.0%            4.0%
Total risk-based......................        11.32%          12.20%         15.08%          10.0%            8.0%

________________________________________

(1) Computed in accordance with 1992 Federal guidelines, which were initially effective January 1, 1990.
(2) Leverage ratio is defined as the ratio of Tier 1 capital to the most recent quarterly average assets.

IMPACT OF INFLATION, CHANGING PRICES AND MONETARY POLICIES

     The financial statements and related financial data concerning Scripps presented in this registration statement have been prepared in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation in accordance with generally accepted accounting principles. The primary effect of inflation on the operations of Scripps is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of Scripps, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB. The FRB implements national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks and the establishment of reserve requirements against bank deposits. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on Scripps and its results of operations are not predictable.

YEAR 2000 READINESS DISCLOSURE

     The Year 2000 issue (Y2K) exists because many computer programs use only two-digit dates to reference years. Some computer systems infer the century 1900, rather than 2000.

Unless they are changed, interpreting the 00 as 1900 will result in miscalculations when processing critical dates. To the extent that the problem is not successfully addressed, consequences, the extent of which are unknown, could impact Scripps' business, operations, customers and vendors. In 1997 Scripps formed a task force to supervise all issues associated with the century date change. The Scripps board of directors has given this project top priority and has dedicated resources, both staffing and financial, to support the efforts necessary to provide Year 2000 readiness.
A comprehensive plan has been established to ensure compliance with regulations regarding preparation of computer systems for the year 2000 and its status is reported to the Scripps board on a monthly basis. Scripps completed the Awareness and Assessment phases in 1998. Scripps substantially completed testing of mission critical systems and processes during the first quarter of 1999 and is in the process of replacing or renovating non-compliant systems. All new software and hardware is expected to be certified Year 2000 ready and tested by Scripps prior to implementation. New releases of existing software will be tested before being brought on line. Contingency plans have been developed to contend with a wide array of situations from a single process failure, to a power outage at a regional office, to a liquidity crisis due to substantial customer withdrawals. The internal auditor has reviewed the plans and a testing schedule is planned for June, with re-testing in September and November 1999. Vendors have been contacted to ascertain their level of readiness and those identified as critical to the day-to-day operation of the Bank are monitored. The Bank has taken measures to work together with our customers to ensure their own Year 2000 readiness and has a program in place for risk analysis and monitoring of significant borrowers and depositors. To date, significant borrowers have been assessed and none have been identified as having a significant Y2K risk that would materially impact the operations of the Bank. The assessment of significant depositors is scheduled to be completed by June 30, 1999. The related costs of Y2K, which are expensed as incurred or capitalized, if appropriate, are primarily included in professional services, equipment repairs or depreciation and salary expense. Y2K expenses incurred through the end of 1998 amounted to approximately $147,000 and the remaining costs of the project are estimated to be $638,000. Scripps holds a directors' and officers' liability policy, which contains no exclusions for Y2K claims; however, there can be no assurances that any Y2K claims will be covered by insurance or that the insurance coverage will be adequate. Scripps does not believe that the costs associated with the Y2K issue will have a material effect on the results of its operations.

ITEM 3.  PROPERTIES.

     Scripps' headquarters are located at 7817 Ivanhoe Avenue, La Jolla, California, 92037. Because Scripps is outgrowing this facility, it is moving its headquarters to a nearby building located at 7733 Girard in the same city and zip code. The Ivanhoe location will continue to house Scripps' Trust and Financial Services, the Real Estate Lending department and the administrative offices. The following table sets forth certain information regarding Scripps' property, net of accumulated depreciation, at December 31, 1998:

   SQUARE                                                               DATE             NET BOOK VALUE OF
    FEET                         LOCATION                              OPENED          PREMISES & EQUIPMENT
    ----                         --------                              ------          --------------------
    20,200  La Jolla Main Office and Headquarters, La Jolla             1984                      $ 608,000
        --  Trust Department, La Jolla                                  1990                        299,000

     5,500  East County Regional Office, El Cajon                       1992                        130,000
     5,400  San Diego Regional Office, downtown San Diego               1993                        181,000
     5,600  North County Coastal Regional Office, Escondido             1994                        183,000
     5,200  Kearny Mesa Regional and Corporate Lending                  1997                        391,000
     4,800  Encinitas                                                   1997                        673,000
     6,700  Chula Vista Center City *                                   1995                        325,000
     7,000  South Bay Regional *                                        1984                        241,000
     4,100  Point Loma                                                  1997                        298,000
     9,300  Service Center                                              1995                      1,656,000
     6,900  Girard Office, La Jolla (new main office)                   1999                              0
            TOTAL                                                                                $4,985,000

*  former PCB facility

________________

     These facilities are held under lease agreements which expire at various times from 2000 through 2026. The lease agreements have option periods to extend their terms at rates equivalent to the then market rates. Annual minimum lease commitments for Scripps as a whole approximate $1.4 million on average through the year 2003.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information, as of April 15, 1999, with respect to the beneficial ownership of Scripps Common Stock by (i) all persons known by SFC to be the beneficial owners of more than five percent of the outstanding Scripps Common Stock, (ii) each director of SFC,
(iii) each executive officer of SFC or Scripps named in the Summary Compensation Table and (iv) all executive officers of Scripps and directors of SFC as a group.

                                                                                              SHARES THAT
                                                                                              MAY BE
                                                                                              ACQUIRED
                                                                                              WITHIN 60
NAME AND ADDRESS OF                                                      PERCENTAGE           DAYS OF APRIL
BENEFICIAL OWNERS (1)                                  SHARES OWNED     OF CLASS (2)          15, 1999
---------------------------------------------          ------------     ------------          -------------
Linda Ahlswede Cox (3).......................              15,201             *                     600
Ronald J. Carlson (3)........................              34,003             *                  11,680
Douglas H. Evans (3).........................              41,066             *                   6,082
Thomas D. Michelli (3).......................             118,968           1.73%                22,585
Richard J. Roncaglia (3).....................              25,336             *                   5,882
M. Catherine Wright (3)......................                 275             *                       0
Christopher C. Calkins (3)...................              55,113             *                       0
Christopher S. McKellar (3)(4)(5)............             284,581           4.14%                 7,260
William E. Nelson (3)(6).....................             575,237           8.38%                 2,904
Alfred B. Salganick, M.D. (3)                             490,717           7.15%                     0
William T. Stephens (3)......................              15,089             *                       0
Thomas W. Sefton Trust (7) ..................             703,330           10.25%                    0
Executive Officers and Directors as a
group (14 persons) ..........................           2,363,794           34.15%
34.15%

*Less than 1%
_____________________________

(1) Except as indicated in the footnotes to this table, (a) the address of the persons named in this table is 7817 Ivanhoe Avenue, La Jolla, California 92037 and (b) the persons named in the table have sole voting and investment power with respect to all shares of Scripps Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2) Calculated on the basis of 6,864,011 shares of Scripps Common Stock outstanding. Shares of Scripps Common Stock underlying options exercisable within 60 days of April 15, 1999 are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holders of such options.

(3) Includes shares beneficially owned as a participant in Scripps Restated Stock Purchase Plan for employees, officers and directors of Scripps.

(4) Christopher S. McKellar is the son of James A. McKellar, who is on the Scripps Bank board of directors.

(5) Includes 3,526 shares held in trust for which Christopher S. McKellar is trustee, 56,332 shares held as custodian for the benefit of his children, and 57,474 shares held as a general partner and 114,460 shares held in the name of Axiom Inc.

(6) Includes 140,588 shares owned by Nelson Management, Inc., of which Mr. Nelson is President and 395,086 shares held in trust for which Mr. Nelson is co-trustee.

(7) The address of the Thomas W. Sefton Trust is 2550 Fifth Avenue, Suite 808, San Diego, California 92103-6624.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS OF
BENEFICIAL OWNERS                 AGE     POSITION(S)
--------------------------------  ---     ------------------------------------
Linda Ahlswede Cox..............  46      Senior Vice President of Scripps,
                                          Credit Administration, Regulatory
                                          Risk
Ronald J. Carlson...............  64      President, Chief Executive Officer
                                          and Director of Scripps and SFC
Douglas H. Evans................  51      Executive Vice President of
                                          Scripps Banking Division
Thomas D. Michelli..............  59      Senior Vice President and
                                          Regional Administrator of Scripps,
                                          Chula Vista
Richard J. Roncaglia............  49      Executive Vice President of
                                          Scripps, Trust & Financial
                                          Services Division
M. Catherine Wright.............  48      Secretary and Chief Financial
                                          Officer of SFC, Secretary and Vice
                                          President of Scripps
Christopher C. Calkins..........  53      Director
Christopher S. McKellar.........  49      Director
William E. Nelson...............  72      Chairman of the Board
Alfred B. Salganick, M.D........  61      Director
William T. Stephens ............  60      Director

     CHRISTOPHER C. CALKINS is a director of SFC, Vice Chairman of the Board of Scripps, President of Carltas Management, Manager of Carltas Company, a real estate holding company, and general counsel of the Paul Ecke Ranch, a floricultural production company. He has been a director of Scripps since 1984. He is a Director of the Thomas C. Ackerman Foundation and President of the Charles H. and Anna S. Stern Foundation. Mr. Calkins is a former partner of the law firm of Gray Cary Ames & Frye (now Gray Cary Ware & Freidenrich).

     RONALD J. CARLSON is President and a director of SFC. He assumed the position of President and Chief Operating Officer of Scripps Bank (in organization) on July 1, 1983, and was named President and Chief Executive Officer of Scripps Bank on December 20, 1984. Prior to joining Scripps Bank, Mr. Carlson served as President and Chief Executive Officer of the Bank of Rancho Bernardo from 1981 to 1983, and President and Chief Operating Officer and Executive Vice President of La Jolla Bank & Trust Company from 1973 to 1980. Prior to his employment with La Jolla Bank & Trust Company, he was employed by California First Bank (now Union Bank of California) for 10 years in various assignments including Manager of the Main Office and Regional Vice President. Mr. Carlson has a B.S. degree from the University of Colorado. He is a Regent of California Lutheran University, Director of the Greater San Diego Division of the American Heart Association and Advisory Director of the Salvation Army.

     CHRISTOPHER S. MCKELLAR was a director of Scripps from 1984 until the 1999 annual meeting and is a director of SFC. He is Chief Executive Officer of California Traditions, Inc. Mr. McKellar has been involved in more than $1 billion of commercial, industrial and residential development in Southern California and Utah. Mr. McKellar serves as Chairman of the Board of the Medical Biology Institute. Formerly, he served on the boards of the Scripps Memorial Hospital Foundation, Chancellor's Advisory Board of University of California, San Diego, and the Mayor's Housing Committee.

     WILLIAM E. NELSON has been Chairman of the Board of Scripps Bank since 1984 and is Chairman of the Board of SFC. He is an attorney and real estate developer. He served as President and Chief Executive Officer of Scripps Institution of Medicine and Science from 1993 to 1996. He has been the prime developer of several commercial buildings in Southern California. He has also authored books and articles on real estate finance and served as a lecturer on finance at the University of Southern California. He currently lectures on Economics and Ethics of Health Care at University of California, San Diego. He is currently President and a Director of the San Diego Blood Bank, a Director of the San Diego Dialogue, which he also founded, and is involved with other community activities such as the San Diego Opera.

     ALFRED B. SALGANICK, M.D. is on the board of SFC. He retired from his practice as a family practice physician in 1997. He received his pre-medical education in New York and completed medical school in Chicago. Dr. Salganick served in the U.S. Navy from 1965 through 1967 and then practiced medicine in Chula Vista, California from 1967 through 1997. He was a founder and Chairman of the Board of Pacific Commerce Bank ("PCB") in Chula Vista, which merged with Scripps in 1998. Immediately after the PCB merger, Dr. Salganick joined the Scripps Board. Dr. Salganick has been a member of the New York Stock Exchange since 1978.

     WILLIAM T. STEPHENS is a director of SFC, director of Scripps since 1996 and President of Kennebec Financial Corporation, a company providing trustee and investment services to private trusts. Mr. Stephens has been in banking for over 35 years and served on the board of directors of San Diego Trust and Saving Bank until its sale in 1994. He currently is a Director of the J.W. Sefton Foundation and serves on the Board of Directors of the San Diego County Tax Payers Association and is an active member of the San Diego Downtown Rotary Club. He has served as an officer and director for many local philanthropic organization including having served as President and a Director of the local American Cancer Society. Mr. Stephens is a Staff Commodore of the San Diego Yacht Club and a member of the De Anza Country Club.

     LINDA AHLSWEDE COX assumed the position of Senior Vice President/Credit Administration and Regulatory Risk Management Division Manager of Scripps in December, 1996. Ms. Ahlswede-Cox has been with Scripps since October, 1991 serving in various capacities including Senior Vice President, Credit Administration and Real Estate Services and Senior Vice President/Manager of the La Jolla Main Office. Prior to joining Scripps she served as Vice President and Manager of Grossmont Bank's El Cajon Office and was previously associated with La Jolla Bank & Trust Company for 10 years. Ms. Ahlswede-Cox is a graduate of the California Banking School and Pacific Coast Banking School at the University of Washington. She is a corporate representative to the San Diego Chapter of the National Association of Women Business Owners and is past President of the Board of Directors of the Boys and Girls Clubs of East County.

     DOUGLAS H. EVANS assumed the position of Executive Vice President/Banking Division Manager of Scripps in December 1996. Mr. Evans has been with Scripps since 1990 serving as Executive Vice President/Administrative Officer and Senior Vice President/Senior Loan Officer. Prior to joining Scripps, he was Senior Vice President/Corporate Banking at the former La Jolla Bank & Trust Company where he served nine years. Prior to that, he was employed by California First Bank (now Union Bank of California). Mr. Evans graduated from the University of Southern California with a B.S. degree in Finance and is a graduate of Pacific Coast Banking School at the University of Washington. He is Chairman of the Board of the La Jolla YMCA, a member of the Rotary Club of La Jolla and on the Advisory Board of Bishops School.

     THOMAS MICHELLI was a founding director of PCB in 1983 and held the position of President and Chief Executive Officer of PCB from that date until the merger of PCB with and into Scripps. Since the merger, Mr. Michelli has been a Senior Vice President and Regional Administrator of Scripps. Mr. Michelli received a Bachelor of Science Degree from the University of Colorado. His previous banking experience includes positions with First National Bank of San Diego County during the years 1976 through 1982 and the position of Division Manager for its successor, Mitsubishi Bank of California.

     RICHARD J. RONCAGLIA assumed the position of Executive Vice President/Trust & Financial Service Division Manager of Scripps in December 1996. Mr. Roncaglia has been with Scripps since 1990 serving as Executive Vice President/Sr. Trust Officer and Sr. Vice President/Sr. Trust Officer. Prior to joining Scripps, he served as Vice President and Manager of ICA Financial Corporation from 1987 to 1990, Vice President and Trust Officer with California First Bank (now Union Bank of California) from 1980 to 1987 and Trust Officer with San Diego Trust & Savings Bank. Mr. Roncaglia has a B.A. degree in History from the University of San Diego and Juris Doctor degree from Western State University College of Law. He is a member of the California Bar Association, San Diego County Bar Association, San Diego Trust Officer's Association, San Diego Estates Planning Council, California Independent Trust Association, California Banking Association Trust and Investment Services Executive Committee and is a trustee for the Board of Trustees of San Diego Natural History Museum. Mr. Roncaglia also serves on the advisory development boards for the University of California, San Diego, the San Diego Natural History Museum, the Scripps Foundation and the Timken Museum of Art. He is Chairman of the La Jolla Probate Section.

     M. CATHERINE WRIGHT assumed the position of Senior Vice President/Chief Financial Officer/Finance & Administration Division Manager of Scripps in December 1997 and will be

Secretary and Chief Financial Officer of SFC. Ms. Wright has over 25 years of banking experience which include serving as Senior Vice President/Cashier at First National Bank, Vice President/Cashier at Bank of Commerce and in various capacities in the areas of lending and operations at Bank of America.
 She has a B.S. in Accountancy from National University, San Diego and is a graduate of Pacific Coast Banking School at the University of Washington and the ABA National School of Bank Investments and Financial Management. Ms. Wright is a member of Financial Women International.

DIRECTORS' COMPENSATION

     Scripps pays fees to all non-management directors for their attendance at board meetings and committee meetings, including $750 for attendance at board meetings and $200 for attendance at all committee meetings. Because of the additional time commitment, the Chairman of Scripps receives $1,500 per month for attendance at board meetings. No director has received reimbursement for travel expenses incurred in traveling to meetings. In 1998, as a group, non-management directors received compensation totaling $216,225 for services in their capacity as directors. This amount does not include approximately $34,275 contributed on their behalf by the bank pursuant to the Scripps Bank Restated Stock Purchase Plan. In addition, under the 1998 Outside Directors Stock Option Plan, each non-employee director was granted an option to purchase 1,000 shares of Common Stock of Scripps after the last annual meeting and will receive an option to purchase an additional 1,000 shares upon re-election. As of December 31, 1998 there were outstanding stock options for the purchase of 14,000 shares of Common Stock with a weighted average exercise price of $20.00. As of that date, there were 86,000 shares available for grant. The compensation of SFC is anticipated to be comparable to that of Scripps for attendance at each meeting but less in the aggregate due to a board of directors of six members as opposed to the sixteen member board Scripps had in 1998.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table summarizes the compensation paid to or earned by the Chief Executive Officer of SFC and Scripps and the next four most highly compensated executive officers of Scripps (the "Named Executive Officers") who were paid more than $100,000 for services rendered to the Bank in all capacities during the fiscal year ended December 31, 1998 (rounded to nearest thousand):

                                                    SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                            1998 ANNUAL                     COMPENSATION
                                           COMPENSATION                        AWARDS
                                           ------------                       --------
                                                                    SECURITIES
                                                                    UNDERLYING              OTHER
NAME AND PRINCIPAL POSITION             SALARY        BONUS           OPTIONS          COMPENSATION (1)
---------------------------             ------        -----           -------          ----------------
Ronald J. Carlson..................   $205,000        $28,169           5,000           $152,580(2)(4)
    President and Chief
    Executive Officer
Douglas H. Evans...................     115,011        17,630              --              8,316(2)
    Executive Vice President and
    Banking Division Manager
Richard J. Roncaglia...............     110,385        19,444              --             12,254
    Executive Vice President and
    Trust & Financial Services
    Division Manager
Linda Ahlswede-Cox.................       91,718        8,348              --             11,431(2)
    Senior Vice President and
    Credit Administration/Risk
       Management Manager
Thomas D. Michelli.................     132,415       120,757              --             64,083(5)
     Senior Vice President and
      Regional Administrator (3)

__________________________________

     (1) Includes taxable auto allowance or lease value, club dues, term life insurance in excess of $50,000, and the bank's contribution to the Stock Purchase Plan, the Stock Ownership Plan and the 401(k) Plan.
     (2) Includes payment for accrued vacation in excess of maximum carryover hours.
     (3) Thomas D. Michelli was President and Chief Executive Officer of Pacific Commerce Bank until the merger of PCB with and into Scripps effective August 31, 1998. At that time Mr. Michelli became Senior Vice President of Scripps.
     (4)  Includes accruals toward supplemental retirement plans.
     (5) Includes accruals toward deferred compensation plan and salary continuation plan.

     The following table provides information concerning grants of options to purchase Scripps Common Stock made during the fiscal year ended December 31, 1998 to the Named Executive Officers.

                                                         OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL REALIZABLE VALUE AT
                                    NUMBER OF      % OF TOTAL                                    ASSUMED ANNUAL RATES OF
                                   SECURITIES        OPTIONS                                   STOCK PRICE APPRECIATION FOR
                                   UNDERLYING      GRANTED TO      EXERCISE                          OPTION TERM (3)
                                     OPTIONS      EMPLOYEES IN     PRICE PER    EXPIRATION           ---------------
NAME                               GRANTED (1)        1998         SHARE (2)       DATE            5%               10%
----                               -----------        ----         ---------       ----            --               ---
Ronald J. Carlson............         5,000          12.20%         $16.75       12/16/08        52,700           133,500

___________________________

 (1) The above options, which are subject to the terms of the Scripps 1995 Stock Option Plan (the "1995 Plan"), are exercisable only as they vest. The options granted to each officer vest and become exercisable in equal annual increments over a five-year period provided the optionee continues to be employed by Scripps.
 (2) All options were granted at an exercise price equal to the fair market value of Scripps Common Stock as determined by the Scripps Board of Directors on the date of grant.
 (3) Potential realizable values are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual realizable values, if any, on stock option exercises are dependent on the future performance of Scripps Common Stock, overall market conditions and the optionholders' continued employment through the vesting period.

     The following table provides the specified information concerning option exercises during fiscal year 1998 and the exercisable and unexercisable options held as of December 31, 1998, by the Named Executive Officers.


                                                     OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

                                                                  NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                SHARES                           UNDERLYING UNEXERCISED              IN-THE-MONEY OPTIONS
                               ACQUIRED                      OPTIONS AT DECEMBER 31, 1998(3)       AT DECEMBER 31, 1998 (2)
                                  ON            VALUE        -------------------------------       ------------------------
NAME                           EXERCISE     REALIZED (1)     EXERCISABLE      UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
----                           --------     ------------     -----------      -------------      -----------     -------------
Ronald J. Carlson.........         ___              ___         21,360           17,840            $363,120        $303,280
Douglas H. Evans..........       9,680          136,391          6,082            7,388             103,394         125,596
Richard J. Roncaglia......       7,260          101,386          5,882            6,588              99,994         111,996
Linda Ahlswede-Cox........       3,993           60,334            600            2,400              10,200          40,800
Thomas D. Michelli........       7,844           85,242         25,585                0             434,945            --

___________________________

 (1) Difference between fair market value of shares acquired and cost of shares pursuant to exercise of option.
 (2) Based on the closing sale price of Scripps Common Stock as of December 31, 1998 as reported by brokers in the over-the-counter market ($17.00).
 (3) The number of unexercised stock options have been restated to reflect the effect of all prior stock dividends and a two for one stock split declared in November 1997.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

     SUPPLEMENTAL RETIREMENT PLAN

     Scripps has entered into a Supplemental Retirement Plan (the "Retirement Plan") with Mr. Carlson. Under the Retirement Plan, if Mr. Carlson remains in the employment of Scripps until he attains age 67, he will be entitled to a monthly annuity payment in the base amount of $4,167. The amount of the monthly payment will adjust annually by a three percent increase as a cost-of-living adjustment. If Mr. Carlson terminates employment with Scripps prior to age 67, he may elect early commencement of a reduced monthly payment, as determined actuarially. However, if Mr. Carlson terminates employment prior to age 67 due to total disability, he will be entitled to the full amount of the monthly annuity payment beginning on the first day of the month following such termination of service. If Mr. Carlson dies and is survived by Barbara Ann Carlson, then she will be entitled for life to monthly payments equivalent to those Mr. Carlson would have received if he were alive. Scripps has established a grantor trust to which it may make contributions to help satisfy its obligations under the Retirement Plan. All assets held in the trust are subject to the claims of general creditors of Scripps.

     PRESIDENT'S UNFUNDED DEFERRED COMPENSATION AGREEMENTS

     Scripps has entered into two Unfunded Deferred Compensation Agreements (the "Deferred Compensation Agreements") with Mr. Carlson. Under one Deferred Compensation Agreement, an annual benefit of $20,000 per year is to be paid to Mr. Carlson following the latter of the dates at which he attains age 65 or the date he separates from service with Scripps. Payments are to be made each year beginning with the year in which Mr. Carlson attains age
66. The amount of this payment is adjusted on each annual anniversary date to take into effect any cost of living increases from the date in which he attains the age of 65. If Mr. Carlson dies, is impaired by a disability, or otherwise separates from service prior to attaining age 65, then he, or Barbara Ann Carlson if he is deceased, receives a reduced annual benefit.

     Under the other Deferred Compensation Agreement, an annual benefit of $25,000 per year, increased by 3% as a cost of living adjustment, is to be paid to Mr. Carlson commencing upon his retirement if he remains in the employment of Scripps until the earlier of October 1, 2002 or total and permanent disability. If Scripps terminates Mr. Carlson's employment prior to October 1, 2002 for reasons other than cause, he is entitled to receive the retirement benefit. If Mr. Carlson's employment is terminated by Scripps for cause at any time, no payments will be made under this Deferred Compensation Agreement. This Deferred Compensation Agreement does not include death benefits or benefits payable to anyone other than Mr. Carlson.

     The obligations of Scripps under the Deferred Compensation Agreements are unfunded. Scripps accrues a liability for its obligations each year, but does not set aside a separate fund to be held in trust for Mr. Carlson's benefit.

EMPLOYMENT AGREEMENTS

     Scripps has entered into employment agreements ("Employment Agreements") with Ms. Ahlswede-Cox, Mr. Carlson, Mr. Evans, Mr. Michelli and Mr. Roncaglia which provide for base annual salaries which adjust annually. As of December 31, 1998, the base salaries of such employees were $94,469, $230,000, $118,461, $136,387 and $118,112, respectively. In addition, the Employment Agreements provide for an automobile use allowance. The respective terms of the Employment Agreements expire January 2000, October 2002, August 2000, November 2000 and August 2000. Mr. Michelli's Employment Agreement, as amended, also includes a $50,000 payment made January 1999 and a $50,000 payment to be made January 2000.

BENEFIT PLANS

     The benefit plans pursuant to which directors, officers or employees of Scripps may acquire securities of Scripps will be assumed by SFC. After this assumption, the benefit plans will provide securities of SFC in lieu of securities of Scripps.

     SCRIPPS BANK 1992 AND 1995 STOCK OPTION PLANS

      Scripps adopted Stock Option Plans in 1992 (the "1992 Plan") and 1995 (the "1995 Plan"). The purpose of the Stock Option Plans is to attract, retain and reward persons providing services to Scripps and to motivate such persons to contribute to the growth and profits of Scripps. Options may be granted to directors and full-time salaried employees, including officers and directors who are also employees.

     As of December 31, 1998, there were outstanding stock options for the purchase of 238,373 shares of Common Stock under the 1995 Plan with a weighted average exercise price of $11.87 per share. As of that date, there were 278,716 shares of Common Stock available for grant under the 1995 Plan. As of December 31, 1998, there were outstanding stock options for the purchase of 136,474 shares of Scripps Common Stock under the 1992 Plan, with weighted average exercise price of $4.31 per share. No shares of Scripps Common Stock remain available for grant under the 1992 Plan.

     SCRIPPS RESTATED STOCK PURCHASE PLAN

     Scripps adopted the Scripps Bank Stock Purchase Plan in February 1987 and restated the Stock Purchase Plan (the "Restated Purchase Plan") in November 1989. The purpose of the Restated Purchase Plan is to promote the growth and profitability of Scripps by providing an incentive by which Scripps can attract and retain highly talented persons in its employ. Furthermore, the Restated Purchase Plan is intended to provide additional incentive through a more widespread ownership of Scripps Common Stock, thereby stimulating the personal interest of the employees and directors in the Bank's development and success.

     The Restated Purchase Plan provides all full-time employees, officers and directors of Scripps with the opportunity to purchase Scripps Common Stock. Officers and other employees of Scripps may have up to five percent of their monthly compensation from Scripps applied towards the purchase of Scripps Common Stock. Directors who are not also employees of Scripps may have up to the entire amount of their respective monthly director's fees applied to the purchase of Scripps Common Stock.

     Scripps contributes an amount equal to 25% of the amount contributed to the Restated Purchase Plan by any participant. Employee, officer or director contributions are combined with Scripps' contribution and placed into an account for each individual participant. When sufficient funds are held in participants' accounts to permit the purchase of not less than 100 shares of Scripps Common Stock, the custodian of the Restated Purchase Plan applies the funds to purchase Scripps Common Stock on the over-the-counter market at prevailing market prices. In the event that shares of the Scripps Common Stock are not available on the over-the-counter market, the custodian is authorized to purchase Scripps Common Stock from existing shareholders at a price "no less favorable to participants than would be paid in the public market if shares were available for purchase through brokers."

     The Restated Purchase Plan is administered by the Scripps Board of Directors. As of April 15, 1999 approximately 145 employees, officers and directors participated in the Restated Purchase Plan.

     SCRIPPS BANK EMPLOYEE STOCK OWNERSHIP PLAN

     The board adopted the Scripps Bank Employee Stock Ownership Plan in January 1991 (the "Stock Ownership Plan"). The purpose of the Stock Ownership Plan is to enable employees of Scripps to share in its growth and prosperity, to provide employees with an opportunity to accumulate funds for their future economic security and to enable employees to acquire beneficial stock ownership interest in Scripps without requiring any cash outlay. The Stock Ownership Plan obtains loans from third party lenders to acquire shares of Scripps Common Stock which are then held as security for the loan. The loans are guaranteed by Scripps. As contributions are made to the Stock Ownership Plan by Scripps to repay the loan, a portion of the Scripps Common Stock acquired is released from collateral for the loan and is allocated to each participant's individual account according to the terms of the Stock Ownership Plan. All contributions under the Stock Ownership Plan are made by the Bank.

     Scripps is responsible for the administration and management of the Stock Ownership Plan. Amounts contributed to the Stock Ownership Plan will be invested primarily in the Scripps Common Stock. Scripps, as trustee, may also invest a portion of the contributions in other investments and/or cash. All purchases of Scripps Common Stock by the trustee are made at a price that does not exceed the fair market value of such stock.

     All common law employees of Scripps (except for employees covered by a collective bargaining agreement) are eligible to participate in the Stock Ownership Plan on January 1 or July 1 coinciding with or after (i) attainment of age 21 and (ii) completion of 12 consecutive months of employment during which at least 1,000 hours of service are performed for Scripps. Allocations of the Scripps Common Stock under the Stock Ownership Plan are made to each eligible participant in a ratio that such participant's compensation bears to the total compensation of all eligible participants. A participant is eligible to receive an allocation of the Scripps Common Stock for a plan year if the participant is employed on December 31 and has completed at least 1,000 hours of service with Scripps during such year. Participants vest in the Scripps Common Stock allocated to their accounts under the Stock Ownership Plan at the rate of 20% for each year of service completed (i.e., participants are 100% vested upon completion of five or more years of service). Full vesting also occurs if employment terminates as a result of death or total disability (provided such participant is still employed by Scripps at such age). The Stock Ownership Plan is a "stock bonus plan" as defined under the Code and the Employee Retirement Income Security Act.

     As of December 31, 1998 the Stock Ownership Plan held a total of 145,000 shares of Scripps Common Stock, which includes shares of Scripps replacing shares held in the former Pacific Commerce Bank Stock Ownership Plan. All shares have vested or will vest pursuant to the terms described above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Scripps from time to time has outstanding extensions of credit to individual Scripps officers, directors, principal security holders or their associates. Extensions of credit to such persons were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. The aggregate extensions of credit by Scripps to its directors, executive officers, principal shareholders, employees and their associates as of December 31, 1998 totaled approximately $1,594,646.

     Scripps has entered into indemnification agreements in a form originally approved by its shareholders with each director and various executive officers containing provisions which may require it, among other things, to indemnify its officers and directors against liabilities that may arise by reasons of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Scripps and SFC intend to execute these agreements with their future directors and executive officers.

     Richard B. Huntington, a director of Scripps, and his wife own shares of a corporation that is the general partner of the lessor of Scripps' Point Loma branch. Together, Mr. Huntington and his wife own one-third of the real estate partnership. The ten year lease of Scripps for this office space began in 1997. Scripps paid for tenant improvements, which are amortized over the lease term, and monthly rent, which increases by 4% annually; 1999 rental and improvement expenses are expected to be approximately $150,000.

     In 1997 Sefton Capital Management began providing advisory services for the securities portfolio of Scripps. This agreement was approved by the
Scripps Board of Directors.   In 1998 an independent committee of the Scripps
board of directors approved the Scripps trust department entering into a contract with Sefton Capital Management for the management of trust investment vehicles for which investment was not otherwise designated. The fees for these services were based upon the bank's understanding of the market rate for such services. In 1998, aggregate fees paid to Sefton Capital Management were approximately $290,000. In the first quarter of 1999, the Trust Department reviewed the services it could obtain elsewhere and determined to terminate
the agreement with Sefton Capital Management effective May 1999.   Harley K.
Sefton, a director of Scripps, is an officer, principal and shareholder of Sefton Capital Management.

     The husband of Susan Whiteley, the Senior Vice President/Services and Support Division Manager of Scripps, is the Chief Operating Officer of Advanced Network, Inc. ANI provides Scripps with information technology consulting, automated teller machine processing and servicing and merchant deposit processing services. The fee arrangements with ANI were based in part on competitive bids and were approved by the board of directors of Scripps. Scripps paid ANI an aggregate of approximately $340,000 in 1998.

     When PCB merged with and into Scripps in 1998, Dr. Salganick, the former Chairman of PCB, became a director of Scripps and began to receive compensation and stock options at the same level as the other outside directors of Scripps. Pursuant to the terms of the merger agreement, each of the directors of PCB who was party to an ongoing deferred compensation agreement elected, effective as of the effective date of the PCB merger, either (i) to have all deferred compensation drawn and paid within ten years of the "normal retirement date" or "expiration date," or (ii) to reduce the accrual under such deferred compensation agreement to five percent per year following the Closing. Mr. Michelli agreed to the termination of profit sharing under his employment agreement, pursuant to which he was paid a portion of the profits of PCB, in return for a cash payment of $100,000 payable over two years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation and Nominations Committee review and recommend to the full Scripps board of directors the salaries and other terms of employment of executive officers of Scripps. The Scripps Compensation and Nominations Committee, comprised of Scripps directors F. Seth Brown, Christopher C. Calkins, Ronald J. Carlson, Martin C. Dickinson, James A. McKellar, William F. Miller, Jr., Gail K. Naughton, William E. Nelson and William T. Stephens held nine meetings in 1998. Except for Mr. Carlson, none of these individuals was at any time during 1998 an officer or employee of Scripps. Martin Dickinson was formerly a senior vice president of Scripps but retired in 1996. The Compensation and Nomination Committee considers and sets, by recommendation to the full board, the individuals to be nominated for election to the board as well as the compensation, titles, and other aspects of the powers and names of individuals acting as, or being considered for, executive officers. Further, the Committee considers and acts, by similar recommendation, the general levels of compensation for all employees by class, not individually, and it reviews and acts by recommendation, any and all bonus, incentive plans, or other special awards and payments.

     In its consideration of individual executive officers, weight is given to the recommendations of the Chief Executive Officer, however, supporting data such as industry comparisons and individual performance outcomes are reviewed.

     With respect to the CEO, his performance standards are established and agreed to in writing at the start of each year. The Chairman of the Board (who is not an officer or employee) reviews with the CEO the objective achievements towards those agreed upon standards each quarter. This review is documented as a signed report kept in the appropriate file.

     The CEO's compensation is discussed and decided by the board when he is not present. The degree of difficulty of the agreed performance standards, the actual accomplishments, any special achievements, and the local industry trends are all issues bearing on the ultimate compensation. Since the CEO's age at the commencement of his employment was significantly different than the ages of other executive officers, it was clear that the standard retirement program would seriously disadvantage him. Therefore, with the concurrence of the full board (except the CEO who was not present) special supplementary retirement programs were designed by a consultant and adopted by the board.

     With respect to all compensation and benefits, the performance of Scripps, objectively measured by Return on Equity, Return on Assets and other criteria approved by the Board, is a primary factor; however, subjective factors such as "shopping reports", customer comments, and growth also have weight.

ITEM 8.  LEGAL PROCEEDINGS.

     Scripps is at times subject to pending and threatened legal actions which arise out of the normal course of business. Management has reviewed these matters with legal counsel and, in the opinion of management, the ultimate disposition of all pending or threatened litigation will not have a material effect on the financial condition or results of operations of Scripps. However, there can be no assurance that the ultimate disposition of any of such litigation will not materially adversely impact Scripps. No litigation against SFC is known by its board of directors to be pending or threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

SFC COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     SFC is contemplating applying to Nasdaq or the American Stock Exchange to have its Common Stock quoted after the formation of the holding company structure. Until the merger, no SFC Common Stock will be issued and outstanding. The SFC Common Stock is expected to trade at substantially the same frequency as the Scripps Common Stock before the merger, although, if effected, the listing may increase the liquidity of the SFC Common Stock and therefore the frequency of trading.

SCRIPPS COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     The Scripps Common Stock is currently traded in the over-the-counter market. The Scripps Common Stock is not listed on any securities exchanges or quoted on the Nasdaq

System. Accordingly, a limited trading market for the Scripps Common Stock exists. The average trading volume of the Scripps Common Stock during the quarter ended March 31, 1999 is estimated at approximately 8,546 shares per week, based on reports provided by brokerage firms who handle trades in Scripps Common Stock. This volume includes transactions which do not represent actual stock sales (including gifts and changes in record ownership).

     The price information contained in the following table sets forth the high and low closing prices per share of Scripps Common Stock as reported by the composite closing price table published by the Bloomberg pricing service.
 The high and low bid prices of Scripps Common Stock do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                            HIGH                  LOW
                                         ----------            ---------
     1997
        First Quarter..........          $   10.00            $    8.64
        Second Quarter.........              10.34                 9.43
        Third Quarter..........              15.25                10.68
        Fourth Quarter.........              21.00                15.75
     1998
        First Quarter..........              21.38                17.38
        Second Quarter.........              20.50                17.00
        Third Quarter..........              20.38                16.63
        Fourth Quarter.........              17.50                15.25
        -------------------------

     On April 15, 1999, the last sales price of the Scripps Common Stock, according to the composite closing price table published by the Bloomberg pricing service was $15.00 per share. There were approximately 477 holders of Common Stock of Scripps as of April 15, 1999.

     As a state-chartered bank, the ability of Scripps to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of (i) the bank's retained earnings, or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank or a majority-owned subsidiary of a bank may, with the prior approval of the Commissioner of the DFI, make a distribution to the shareholders of the bank in an amount not exceeding the greatest of (i) the bank's retained earnings, (ii) the bank's net income for its last fiscal year, or (iii) the bank's net income for its current fiscal year. In the event that the Commissioner of the DFI determines that the stockholders' equity of a bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner may order the bank to refrain from making a proposed distribution. As of December 31, 1998 Scripps had approximately $8.9 million legally available for the payment of dividends.

     Scripps paid cash dividends on the Scripps Common Stock of $0.16 during 1998, and aggregate dividends of $0.34 and $0.31 per share in 1997 and 1996, respectively. These rates take into account dividends declared by PCB. In November, 1997 the Scripps Board of Directors declared a 10% stock dividend for stockholders of record as of August 7, 1997. Also in November, 1997, the Scripps Board of Directors declared a two for one stock split for stockholders of record as of December 26, 1997. Payment of future dividends will be subject to the discretion of the Scripps Board of Directors and will depend upon the earnings of Scripps, its financial condition, its capital requirements, its need for funds, applicable governmental policies and regulations and such other matters as the Board deems appropriate. The Scripps Board of directors periodically reviews whether to pay dividends based on the foregoing factors. At present, Scripps desires to continue paying cash dividends on a periodic basis in the future. However, the ability of Scripps to make such payments and the rate at which such payments may be made will depend on the factors discussed above. There can be no assurance that Scripps will continue to pay dividends in the future.

ITEM 10.  SALES OF UNREGISTERED SECURITIES.

     SFC has not issued securities as of the date hereof. All previous issuances of securities by Scripps were made pursuant to the exemption provided by Section 3(a)(2) of the Securities Act of 1933, as amended. The issuance of shares by SFC to the shareholders of Scripps will be exempt pursuant to Section 3(a)(12) of the Securities Act.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                       DESCRIPTION OF SFC CAPITAL STOCK

     The following description contains a summary of all of the material features of the capital stock of SFC but does not purport to be complete and is subject to and qualified in its entirety by reference to the SFC Articles, incorporated herein by reference. The articles of incorporation of SFC are intended to be equivalent to the articles of incorporation of Scripps.

     SFC's total authorized capital stock currently consists of 20,000,000 shares of Common Stock, no par value and 10,000,000 shares of Preferred Stock, no par value. Prior to SFC becoming a holding company of Scripps, no shares of SFC will be issued and outstanding. However, after that transaction, the capitalization of SFC will equal the capitalization of Scripps immediately prior to the transaction. As of April 15, 1999, 6,864,011 shares of Scripps Common Stock were issued and outstanding. No shares of Scripps Preferred Stock are currently outstanding.

     Holders of SFC Common Stock will be entitled to one vote for each share held of record in the shareholder's name on the books of SFC on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively. Each share of SFC Common Stock has the same rights, privileges and preferences as every other share and will share equally in the net assets of SFC upon liquidation or dissolution. The stock has no preemptive, conversion or redemption rights or sinking fund provisions and all the shares of SFC Common Stock after the merger will be fully paid and non-assessable.

     The Board of Directors of SFC is authorized, without further shareholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such shares. The issuance of preferred stock may have the effect of delaying or preventing a change in control of SFC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of SFC Common Stock or could adversely effect the rights and powers, including voting rights, of the holders of SFC Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the SFC Common Stock. No shares of preferred stock are currently outstanding and SFC currently has no plans to issue any shares of preferred stock.

     Provisions of the articles of incorporation of SFC may have the effect of limiting changes of control to SFC and Scripps. The articles of incorporation of SFC provide that, in general mergers, acquisitions and other specified business combinations of SFC or a subsidiary to which a substantial holder of stock of SFC is a party must be approved by:

     - the board of directors of SFC before the shareholder in question became a substantial shareholder

     - 80% of the board in the case of a shareholder whose acquisition of shares in SFC was previously approved by the board

     -  90% of the board, or

     -  95% of the shareholders.

     The above approval requirements do not apply if the business combination is approved by two-thirds of the shareholders and if specified conditions are met, including a test requiring defined minimum per share amounts to be received by the shareholders in the business combination.

     The registrar and transfer agent for the SFC Common Stock is expected to be Norwest Bank, Minnesota, N.A., the registrar and transfer agent for Scripps.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The amended articles of incorporation of SFC and Scripps permit such entities to indemnify their officers, directors and agents by bylaw, agreement or otherwise to the fullest extent allowed by California law. The bylaws of SFC and Scripps provide that such entities shall indemnify directors to the fullest extent explicitly permitted by Section 317 of the California

Corporations Code. However, Section 204 of the California Corporations Code allows corporations to contract for even broader indemnification than that provided by Section 317, subject to limitations for situations including breach of duty to the corporation and its shareholders. Scripps has contractually agreed with its directors and various senior executive officers through indemnification agreements to provide for indemnification of such persons to the maximum extent permitted by California law. SFC will enter into agreements with its directors and officers using the same form of indemnification agreement as the shareholders of Scripps approved in 1988.

     The indemnification agreements cover any and all expenses (including attorneys' fees and all other costs and obligations), judgments, fines, penalties and amounts paid in settlement (including all interest assessments and other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that the person to be indemnified is or was a director, officer, employee, agent or fiduciary of Scripps or is or was serving at the request of Scripps as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director, officer, employee, agent or fiduciary, in any such capacity. Indemnification is not available under the indemnification agreements if a person or body appointed by the bank's board of directors who is not a party to the proceeding for which indemnification is sought and who may be or consist of one or more members of the board of directors (or, under certain circumstances discussed below, independent legal counsel) determines that such indemnification is not permitted under applicable law and such determination is not successfully challenged before a court. In addition, no officer, director or agent is entitled to indemnification under the indemnification agreements in connection with a proceeding initiated by such person, unless such proceeding was authorized or consented to by the board of directors. The indemnification agreements provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the indemnified person to reimburse the corporation for all amounts so advanced if it is subsequently determined, as provided in the indemnification agreements, that the indemnified person is not entitled to indemnification.

    Neither Scripps nor SFC is aware of any pending or threatened claim against their directors or officers for which indemnification may be sought.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     After the transaction in which shares of SFC will be exchanged for shares of Scripps, making Scripps a wholly-owned subsidiary of SFC, the historical results of SFC and Scripps will be identical. The financial statements of Scripps are set forth beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

INDEX TO FINANCIAL STATEMENTS OF SCRIPPS


Report of Independent Public Accountants              F-1
Statement of Financial Condition                      F-2
Statement of Income                                   F-3
Statement of Changes in Stockholders' Equity          F-4
Statement of Cash Flows                               F-5
Notes to Financial Statements                         F-6


EXHIBITS


      EXHIBIT
      NUMBER    DESCRIPTION OF DOCUMENT
      --------  -----------------------
      3.1       Articles of Incorporation of SFC.
      3.2       By-laws of SFC.
      4.1       Specimen Common Stock Certificate of SFC.
      10.1      Form of Indemnification Agreement for directors and executive officers.
      10.2      1995 Stock Option Plan, and forms of Incentive Stock Option
                Agreement and Nonstatutory Stock Option Agreement thereunder
      10.3      1992 Stock Option Plan, and forms of Incentive Stock Option
                Agreement and Nonstatutory Stock Option Agreement thereunder.
      10.4      1998 Outside Directors Stock Option Plan
      10.5      Agreement and Plan of Merger between Scripps and PCB.
      10.6      Form of Employment Agreement for executive officers.
      10.7      Employment Agreement dated October 1, 1995, between Thomas D.
                Michelli and Pacific Commerce Bank, as amended.
      10.8      Lease, dated September 1, 1983, between Scripps and Oklahoma
                City Investment Group, as amended.
      10.9      Lease, dated April 25, 1995, between Scripps and Kearny Villa
                Center East.
      10.10     Sublease, dated March 1, 1999, between Scripps and Wells Fargo
                Bank, N.A.
      10.11     Supplemental Retirement Plan between Scripps and Ronald J.
                Carlson.
      10.12     1992 Unfunded Deferred Compensation Agreement between Scripps and Ronald J. Carlson.
      10.13     1999 Unfunded Deferred Compensation Agreement between Scripps and Ronald J. Carlson.
      21.1      List of SFC Subsidiaries.
      27.1      Financial Data Schedule.


                                     SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                   SCRIPPS FINANCIAL CORPORATION


Date May 14, 1999                       By: /s/ Ronald J. Carlson
    -------------------------               ----------------------------------
                                            Name:  Ronald J. Carlson
                                            Title: President

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Scripps Bank


In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Scripps Bank at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Bank's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

San Diego, California
February 10, 1999

SCRIPPS BANK

STATEMENT OF FINANCIAL CONDITION
-------------------------------------------------------------------------------

                                                                           DECEMBER 31,
                                                                     1998              1997
ASSETS
Cash and amounts due from banks                                    $ 24,330,000      $ 25,599,000
Federal funds sold                                                   42,790,000        18,900,000
                                                                   ------------      ------------
        Cash and cash equivalents                                    67,120,000        44,499,000

Interest bearing due from banks                                       4,352,000         5,737,000
Investment securities                                               162,317,000       119,702,000
Loans and leases, (net of reserve for possible
  loan losses of $4,767,000 and $3,624,000 for
  December 31, 1998 and 1997, respectively)                         336,008,000       280,023,000
Premises and equipment, net                                           4,985,000         4,861,000
Other assets and accrued interest receivable                          7,848,000         7,176,000
                                                                   ------------      ------------
                                                                   $582,630,000      $461,998,000
                                                                   ------------      ------------
                                                                   ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand, non-interest bearing                                     $152,697,000      $122,848,000
  Money market, NOW and savings accounts                            290,113,000       215,138,000
  Time certificates:
    Under $100,000                                                   31,861,000        27,991,000
    $100,000 or greater                                              56,303,000        54,700,000
                                                                   ------------      ------------
      Total deposits                                                530,974,000       420,677,000

Guarantee of loan to ESOP Trust                                          76,000           107,000
Other liabilities and accrued interest expense                        7,825,000         3,257,000
                                                                   ------------      ------------
      Total liabilities                                             538,875,000       424,041,000
                                                                   ------------      ------------
Commitments and contingencies (Notes 10 and 11)

Stockholders' equity:
  Common stock, no par value; authorized
    20,000,000 shares; issued and outstanding
    6,797,000 shares (1997: 6,708,000 shares)                        34,092,000        33,502,000
  Retained earnings                                                   8,896,000         3,804,000
  Guarantee of loan to ESOP Trust                                       (76,000)         (107,000)
  Accumulated other comprehensive income                                843,000           758,000
                                                                   ------------      ------------
      Total stockholders' equity                                     43,755,000        37,957,000
                                                                   ------------      ------------
                                                                   $582,630,000      $461,998,000
                                                                   ------------      ------------
                                                                   ------------      ------------

     The accompanying notes are an integral part of these financial statements.

SCRIPPS BANK

STATEMENT OF INCOME
-------------------------------------------------------------------------------

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                      ------------------------------------------------
                                                        1998              1997              1996
Interest income:
  Loans and leases, including fees earned             $ 32,151,000      $ 26,215,000      $ 19,672,000
  Investment securities:
    Taxable                                              6,473,000         5,311,000         4,920,000
    Exempt from federal income taxes                       920,000           651,000           321,000
    Dividends                                               93,000           106,000                 -
  Federal funds sold                                     1,730,000         1,085,000           906,000
  Balances due from banks                                  344,000           304,000           391,000
                                                      ------------      ------------      ------------
Total interest income                                   41,711,000        33,672,000        26,210,000

Interest expense on deposits                           (13,315,000)      (10,454,000)       (8,111,000)
                                                      ------------      ------------      ------------
Net interest income                                     28,396,000        23,218,000        18,099,000

Provision for possible loan losses                      (1,805,000)       (1,452,000)         (922,000)
                                                      ------------      ------------      ------------
Net interest income after provision for
  possible loan losses                                  26,591,000        21,766,000        17,177,000

Non-interest income                                      6,095,000         5,390,000         4,230,000
Non-interest expense                                   (22,823,000)      (20,168,000)      (15,746,000)
                                                      ------------      ------------      ------------
Income before provision for income taxes                 9,863,000         6,988,000         5,661,000

Provision for income taxes                              (3,995,000)       (2,758,000)       (2,259,000)
                                                      ------------      ------------      ------------
Net income                                            $  5,868,000      $  4,230,000      $  3,402,000
                                                      ------------      ------------      ------------
                                                      ------------      ------------      ------------
Basic net income per share                            $       0.87      $       0.63      $       0.56
                                                      ------------      ------------      ------------
                                                      ------------      ------------      ------------
Diluted net income per share                          $       0.84      $       0.61      $       0.55
                                                      ------------      ------------      ------------
                                                      ------------      ------------      ------------


     The accompanying notes are an integral part of these financial statements.

SCRIPPS BANK

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------

                                                                                                      ACCUMULATED
                                                  COMMON STOCK                         GUARANTEE        OTHER         TOTAL
                                              --------------------        RETAINED     OF LOAN TO    COMPREHENSIVE  STOCKHOLDERS'
                                              SHARES        AMOUNT        EARNINGS     ESOP TRUST       INCOME        EQUITY
BALANCE AT DECEMBER 31, 1995                  3,239,000    $17,282,000    $5,268,000     $ (95,000)     $ 457,000   $22,912,000

Comprehensive income:

  Net income                                                               3,402,000                                  3,402,000

  Unrealized holding gain
    on available-for-sale
    securities, net of tax
    of $293,000                                                                                          (393,000)     (393,000)
                                                                                                                     ----------
      Total comprehensive income                                                                                      3,009,000

Net principal increase of loan
  to ESOP Trust                                                                            (48,000)                     (48,000)

Stock options exercised                          25,000        149,000                                                  149,000

Cash dividends declared                                                     (837,000)                                  (837,000)

Stock dividend declared (2.3%)                   87,000        418,000      (418,000)                                         -

Issuance of stock, net of cost                  680,000      9,503,000                                                9,503,000
                                              ---------     ----------     ---------      --------        -------    ----------
BALANCE AT DECEMBER 31, 1996                  4,031,000     27,352,000     7,415,000      (143,000)        64,000    34,688,000

Comprehensive income:

  Net income                                                               4,230,000                                  4,230,000

  Unrealized holding gain
    on available-for-sale
    securities, net of tax
    of $463,000                                                                                           694,000       694,000
                                                                                                                     ----------
      Total comprehensive income                                                                                      4,924,000

Net principal decrease of loan
  to ESOP Trust                                                                             36,000                       36,000

Stock options exercised                          52,000        346,000                                                  346,000

Cash dividends declared                                                     (917,000)                                  (917,000)

Stock dividend declared (10%)                   223,000      5,516,000    (5,516,000)                                         -

Stock dividend declared (2.3%)                   85,000        668,000      (668,000)                                         -

Repurchase and retirement of common
  stock                                        (149,000)      (380,000)     (740,000)                                (1,120,000)

Stock split (2 for 1, in the form of a
  100% stock dividend)                        2,466,000
                                              ---------     ----------     ---------      --------        -------    ----------

BALANCE AT DECEMBER 31, 1997                  6,708,000     33,502,000     3,804,000      (107,000)       758,000    37,957,000
Comprehensive income:

  Net income                                                               5,868,000                                  5,868,000

  Unrealized holding gain
    on available-for-sale
    securities, net of tax
    of $70,000                                                                                             85,000        85,000
                                                                                                                     ----------
      Total comprehensive income                                                                                      5,953,000

Net principal decrease of loan
  to ESOP Trust                                                                             31,000                       31,000

Stock options exercised                          74,000        280,000                                                  280,000

Stock issued for services                        12,000        250,000                                                  250,000

Cash dividends declared                                                     (776,000)                                  (776,000)

Stock issued for dividends reinvested             3,000         60,000                                                   60,000
                                              ---------     ----------     ---------      --------       --------    ----------
BALANCE AT DECEMBER 31, 1998                  6,797,000    $34,092,000    $8,896,000     $ (76,000)     $ 843,000   $43,755,000
                                              ---------     ----------     ---------      --------       --------    ----------
                                              ---------     ----------     ---------      --------       --------    ----------

  The accompanying notes are an integral part of these financial statements.

SCRIPPS BANK

STATEMENT OF CASH FLOWS
------------------------------------------------------------------------------

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31,
                                                                     ------------------------------------------
                                                                     1998               1997              1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $  5,868,000       $  4,230,000      $  3,402,000
  Adjustments to reconcile net income to net
    cash provided by operating activities:
        Depreciation and amortization                                 1,527,000          1,235,000           817,000
        Provision for possible loan losses                            1,805,000          1,411,000           829,000
        Amortization of loan discounts and fees and
         investment securities premiums and discounts                  (808,000)          (805,000)         (545,000)
        Gain on sale of real estate owned                               (10,000)           (26,000)          (76,000)
        Increase in other assets and accrued interest receivable     (1,164,000)        (1,025,000)       (1,773,000)
        Increase in other liabilities and accrued interest expense    4,459,000            559,000           751,000
                                                                   ------------       ------------      ------------
       Net cash provided by operating activities                     11,677,000          5,579,000         3,405,000
                                                                   ------------       ------------      ------------

Cash flows from investing activities:
  Proceeds from maturities and principal payments
   received from investment securities                              106,782,000         17,009,000        16,437,000
  Proceeds from sale of investment securities                                 -         29,421,000        25,709,000
  Proceeds from sale of furniture, fixtures & equipment                 169,000             10,000                 -
  Proceeds from sale of real estate owned                               438,000            487,000         1,264,000
  Maturities/(purchases) of investment certificate of deposit         1,385,000            (89,000)          783,000
  Purchases of investment securities                               (149,266,000)       (72,159,000)      (58,875,000)
  Net funding of loans                                              (56,957,000)       (69,024,000)      (52,530,000)
  Purchases of premises and equipment, net                           (1,820,000)        (2,765,000)       (1,154,000)
                                                                   ------------       ------------      ------------
       Net cash used in investing activities                        (99,269,000)       (97,110,000)      (68,366,000)
                                                                   ------------       ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand deposits,
    NOW accounts and savings accounts                               104,824,000         72,609,000        53,239,000
  Net increase in certificates of deposit                             5,473,000         20,980,000        12,319,000
  Proceeds from exercise of stock options                               590,000            345,000            47,000
  Repurchase and retirement of common stock                                   -         (1,119,000)                -
  Net proceeds from issuance of common stock                                                               9,605,000
  Dividends paid                                                       (674,000)          (833,000)         (757,000)
                                                                   ------------       ------------      ------------

       Net cash provided by financing activities                    110,213,000         91,982,000        74,453,000
                                                                   ------------       ------------      ------------

Net increase in cash and cash equivalents                            22,621,000            451,000         9,492,000

Cash and cash equivalents at beginning of year                       44,499,000         44,048,000        34,556,000
                                                                   ------------       ------------      ------------

Cash and cash equivalents at end of year                           $ 67,120,000       $ 44,499,000      $ 44,048,000
                                                                   ------------       ------------      ------------
                                                                   ------------       ------------      ------------

  The accompanying notes are an integral part of these financial statements.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Scripps Bank (the Bank) is a publicly-owned California State Banking Corporation organized in 1983, whose primary business is commercial banking. The accounting and reporting policies of the Bank are in accordance with generally accepted accounting principles and conform to practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies used in the preparation of these financial statements follows.

BASIS OF PRESENTATION AND BUSINESS COMBINATION

The accompanying consolidated financial statements include the merger in August 1998 with Pacific Commerce Bank, as described in Note 13, which was accounted for as a pooling-of-interests. Under this method of accounting, the assets, liabilities and shareholders' equity of Pacific Commerce Bank were carried forward at their historical amounts and its results of operations were combined with the Bank's results of operations, retroactively for all periods. No adjustments to conform accounting methods of the merged company to the Bank were required. Certain amounts have been reclassified with regard to presentation of the financial information of the merged banks.

INVESTMENT SECURITIES

Investment securities are required to be classified into three categories for financial reporting purposes: held-to-maturity, available-for-sale, or trading. Held-to-maturity securities are presented at amortized cost. Available-for-sale securities are recorded at estimated market value with the unrealized aggregate gain or loss being reflected in other comprehensive income as a component of stockholders' equity. Trading securities are recorded at market value with the unrealized aggregate gain or loss being reflected in earnings.

The Bank has classified its entire securities portfolio as available-for-sale at December 31, 1998. The 1997 held-to-maturity securities acquired through the merger with Pacific Commerce Bank were transferred to the available-for-sale account at the merger date, resulting in a decrease in unrealized gain of $19,000, net of tax of $13,000. The amortized cost of these securities at the date of the merger was $3,860,000. Gains and losses realized upon sale of securities are determined using the specific identification method.

LOANS AND LEASES

Loans are reported at their outstanding principal amount, net of unearned discounts and fees. Unearned discounts and interest on loans and other interest earning assets are accrued monthly as earned. The accrual of interest on loans is discontinued when, in management's judgement, the interest will not be paid in accordance with contractual terms of the loan agreement. Loan origination fees, net of direct costs, are amortized to interest income as an adjustment of yield over the term of the loan.

The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank may not collect amounts due according to the original contractual terms of, and as scheduled in, the original loan agreement. Impaired loans are measured by the Bank using one of the following methods: (i) the present value of expected cash flows discounted at the loan's effective interest rate; (ii) the observable value of the loan's market price; or (iii) the fair value of the collateral if the loan is collateral dependent. Cash receipts for impaired loans placed on non-accrual status are first applied to reduce principal.

Direct financing lease agreements are recorded at the aggregate of lease payments receivable and the estimated residual values, net of unearned income. Lease income is recognized to yield a level rate of return on the net investment in leases outstanding.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

OTHER REAL ESTATE OWNED

Real estate acquired in satisfaction of loan obligations is recorded at the lower of the loan balance at the date of acquisition, the present value of expected cash flows or the fair value less expected selling costs. Subsequent operating expenses or income, reductions in estimated value, and gains or losses upon sale are charged to earnings as incurred.

RESERVE FOR POSSIBLE LOAN LOSSES

The reserve for possible loan losses is maintained at a level considered adequate by the Bank to provide for known and inherent risks in the loan and lease portfolio. The reserve is increased by provisions charged to expense and reduced by charge-offs net of recoveries. Management's evaluation of the adequacy of the reserve includes internal evaluation of the loan and lease portfolio, prior loan and lease loss experience, and prevailing and anticipated economic conditions.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 25 years). Leasehold improvements are capitalized and amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Maintenance and repair costs are expensed as incurred, while renewals and betterments are capitalized.

INCOME TAXES

The Bank provides for income taxes using the liability method of accounting. Under this method, a deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. This method also requires the establishment of a valuation allowance, if necessary, to reflect the likelihood of realization of deferred tax assets. The effect of tax rate changes are reflected in income in the period such changes are enacted.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The guaranteed borrowing by the Bank's ESOP Trust is reflected in the accompanying financial statements as both a liability and a reduction of stockholders' equity. The debt service requirements of the plan are funded by contributions from the Bank. Such contributions are included in non-interest expense for the period in which the contributions are made.

DIVIDEND REINVESTMENT PLAN

The Bank has a Dividend Reinvestment Plan (the "Plan"). The Plan allows shareholders to automatically reinvest all or a portion of cash dividends paid on their shares of Common Stock in newly issued shares without payment of any brokerage commissions or service charges.

EARNINGS PER SHARE

Basic EPS represents net income divided by the weighted average common shares outstanding during the period excluding any potential dilutive effects. The weighted average number of shares used for the computation of basic EPS was 6,754,000, 6,726,000, and 6,026,000 shares in 1998, 1997 and 1996, respectively. Diluted EPS gives effect to all potential issuances of common stock that would have caused basic EPS to be lower as if the issuance had already occurred. Accordingly, diluted EPS reflects an increase in the weighted average shares outstanding of 220,000, 261,000 and 187,000 for 1998, 1997 and 1996 respectively, due to the assumed exercise of stock options.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold.

Total interest paid on deposits in 1998, 1997 and 1996 aggregated approximately $13,991,000, $10,778,000 and $8,096,000, respectively. Income taxes paid in 1998, 1997 and 1996 total approximately $4,294,000, $3,280,000 and $1,607,000, respectively. Dividends declared, not yet paid in 1998, 1997 and 1996 were $408,000, $300,000, and $221,000, respectively.

TRUST DEPARTMENT

In accordance with the usual practice of financial institutions, the assets and liabilities of individual trusts, agencies, and fiduciary funds are not included in the accompanying financial statements. Trust assets total approximately $867,312,000 and $669,293,000 at December 31, 1998 and 1997,
respectively.

NOTE 2 - INVESTMENT SECURITIES

The components of investment securities, which management has classified entirely as available-for-sale at December 31, 1998, are as follows:

                                                                       DECEMBER 31, 1998
                                            -------------------------------------------------------------------------
                                                                     GROSS              GROSS            ESTIMATED
                                               AMORTIZED          UNREALIZED         UNREALIZED           MARKET
                                                 COST                GAINS             LOSSES              VALUE
US Treasury and US Government Corporation
   & Agency securities                      $   59,655,000      $      323,000      $    (71,000)      $  59,907,000
Mortgage-backed securities:
   US Government Agency                         38,009,000             314,000           (63,000)         38,260,000
   US Government-sponsored
     Agency securities                           4,922,000              64,000           (16,000)          4,970,000
Collateralized mortgage obligations             38,418,000             171,000           (82,000)         38,507,000
States and political subdivisions               17,236,000             892,000                            18,128,000
Equity securities                                2,671,000                              (126,000)          2,545,000
                                            ----------------    ----------------    --------------     --------------

                                            $  160,911,000      $    1,764,000      $   (358,000)      $ 162,317,000
                                            ----------------    ----------------    --------------     --------------
                                            ----------------    ----------------    --------------     --------------

The collateralized mortgage obligations owned by the Bank at December 31, 1998 are issued or guaranteed by a US Government Agency (GNMA) or US Government-sponsored Agencies (FNMA and FHLMC) or are collateralized by mortgage-backed securities issued or guaranteed by the same agencies. These securities have weighted average lives estimated at less than five years, although actual terms to maturity may differ due to the variability of principal repayments. Equity securities are comprised of Federal Home Loan Bank of San Francisco stock and Mutual fund shares in a variable rate government bond fund, which was acquired through the merger with Pacific Commerce Bank.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                                                                       DECEMBER 31, 1997
                                            -------------------------------------------------------------------------
                                                                     GROSS              GROSS            ESTIMATED
                                               AMORTIZED          UNREALIZED         UNREALIZED           MARKET
                                                 COST                GAINS             LOSSES              VALUE
AVAILABLE-FOR-SALE
US Treasury and US Government
   Corporation & Agency securities          $   36,306,000      $      240,000      $    (29,000)      $  36,517,000
Mortgage-backed securities:
   US Government Agency                         13,312,000             218,000                            13,530,000
   US Government-sponsored Agency
      securities                                 4,622,000              62,000                             4,684,000
Collateralized mortgage obligations             39,597,000             214,000           (18,000)         39,793,000
States and political subdivisions               17,235,000             668,000                            17,903,000
Equity securities                                2,466,000                              (105,000)          2,361,000

HELD-TO-MATURITY
US Treasury and US Government
   Agency securities                             3,798,000                               (75,000)          3,723,000
Mortgage-backed securities:
   US Government Agency                            102,000                                                   102,000
   US Government-sponsored Agency
     securities                                     45,000                                                    45,000
Collateralized mortgage obligations                970,000                               (50,000)            920,000
                                            ----------------    ----------------    --------------     --------------

                                            $  118,453,000      $    1,402,000      $   (277,000)      $ 119,578,000
                                            ----------------    ----------------    --------------     --------------
                                            ----------------    ----------------    --------------     --------------

The maturity distribution of available-for-sale investment securities at December 31, 1998 is as follows:

                                                                                                         ESTIMATED
                                                                                      AMORTIZED        MARKET VALUE
                                                                                        COST
Due in one year or less                                                             $  23,489,000      $  23,560,000
Due from one year through five years                                                   25,755,000         25,874,000
Due from five years through ten years                                                   9,473,000          9,903,000
Due after ten years                                                                    10,213,000         10,734,000
Mortgage-backed and guaranteed Small Business Administration
   loan-backed securities                                                              89,310,000         89,701,000
Equity securities                                                                       2,671,000         2,545,0000
                                                                                    --------------     --------------

                                                                                    $ 160,911,000      $ 162,317,000
                                                                                    --------------     --------------
                                                                                    --------------     --------------

The maturities of mortgage-backed securities, collateralized mortgage obligations, and Small Business Administration (a US Government Agency) loan-backed securities will differ from contractually-stated maturities because the mortgages or loans underlying the securities amortize regularly and may also prepay without penalty; in addition, equity securities and mutual funds have no stated maturity date. Accordingly, these securities are listed separately in the above maturity distribution.

Securities with a fair value of $14,867,000 and $24,865,000 at December 31, 1998 and 1997, respectively, were pledged to secure certain deposits and other borrowings as required or permitted by law. Realized net gains from the sale of securities during 1998, 1997 and 1996 were $0, $44,000 and $164,000, respectively.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 3 - LOANS AND LEASES, AND RESERVE FOR POSSIBLE LOAN LOSSES

Loans and leases comprise the following:

                                                                                             DECEMBER 31,
                                                                                       1998               1997
LOANS AND LEASES:
Commercial                                                                        $  156,236,000     $  134,960,000
Real estate construction                                                              37,932,000         29,510,000
Real estate mortgage                                                                  93,681,000         74,516,000
Consumer                                                                              48,375,000         42,390,000
Lease financing                                                                        6,199,000          3,212,000
                                                                                  ---------------    ----------------

                                                                                     342,423,000        284,588,000

LESS:
Unearned income and fees                                                               1,648,000            941,000
Reserve for possible loan losses                                                       4,767,000          3,624,000
                                                                                  ---------------    ----------------

Total                                                                             $  336,008,000     $  280,023,000
                                                                                  ---------------    ----------------
                                                                                  ---------------    ----------------



At December 31, 1998, minimum lease payments to be received on direct financing leases for each of the succeeding years ending December 31 are estimated as follows: $2,952,000 in 1999, $1,518,000 in 2000, $938,000 in
2001, $586,000 in 2002 and $183,000 in 2003.

The Bank has made loans to various directors and officers. The loans, which were made in accordance with the Bank's general lending policies, aggregate $1,363,000 and $2,603,000 at December 31, 1998 and 1997, respectively. During 1998, new loans (including drawdowns on revolving lines of credit and advances) aggregated $788,000 and repayments aggregated $510,000.

Loans placed on non-accrual status aggregate $1,211,000 and $872,000 at December 31, 1998 and 1997, respectively. The Bank's investment in impaired loans was $549,000 and $643,000 at December 31, 1998 and 1997, respectively, for which it had established reserves for potential losses of $97,000 and $153,000. The average recorded investment in impaired loans during 1998 and 1997 was $552,000 and $647,000, respectively. Interest income on impaired loans of $40,000, $41,000 and $0 was recognized for cash payments received in 1998, 1997 and 1996, respectively.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Activity in the reserve for possible loan losses follows:

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31
                                                             --------------------------------------------------------
                                                                  1998                 1997               1996
BALANCE AT BEGINNING OF YEAR                                 $    3,624,000       $    2,837,000     $    2,575,000
Provision charged to expense                                      1,805,000            1,452,000            922,000
Loans charged off                                                  (735,000)            (789,000)          (929,000)
Recoveries                                                           73,000              124,000            269,000
                                                             ----------------     ---------------    ----------------

Balance at end of year                                       $    4,767,000       $    3,624,000     $    2,837,000
                                                             ----------------     ---------------    ----------------
                                                             ----------------     ---------------    ----------------


NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consist of:

                                                                                             DECEMBER 31,
                                                                                       1998               1997
Furniture, fixtures and equipment                                                 $    8,337,000     $    6,882,000
Leasehold improvements                                                                 3,083,000          3,061,000
Premises                                                                                  89,000             86,000
                                                                                  ---------------    ----------------
                                                                                      11,509,000         10,029,000
Less: Accumulated depreciation and amortization                                        6,524,000          5,168,000
                                                                                  ---------------    ----------------

Premises and equipment, net                                                       $    4,985,000     $    4,861,000
                                                                                  ---------------    ----------------
                                                                                  ---------------    ----------------


The Bank leases its facilities under non-cancelable operating leases which expire at various times beginning in the years 2000 through 2020. The Bank leases one of its offices from a partnership in which a director of the Bank is the general partner under a lease expiring on September 24, 2006. In the opinion of management, the terms of the lease are comparable to the terms of other leases that could be obtained if the Bank leased similar space from an unrelated party. The lease agreements have option periods to extend at rates equivalent to the then market rates. The future minimum rental commitments at December 31, 1998 are as follows:

1999                                                          $    1,284,000
2000                                                               1,291,000
2001                                                               1,301,000
2002                                                               1,229,000
2003                                                               1,105,000
Thereafter                                                         4,340,000
                                                              ---------------

Total minimum lease payments                                  $   10,550,000
                                                              ---------------
                                                              ---------------



The total rental expense was $1,350,000, $1,102,000 and $888,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 5 - NON-INTEREST INCOME AND EXPENSE

Non-interest income consists of:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   1998                1997               1996
Customer service charges                                      $    2,269,000      $    1,833,000     $    1,362,000
Trust income                                                       2,140,000           1,862,000          1,432,000
Other fees                                                         1,299,000           1,429,000            926,000
Other non-interest income                                            387,000             266,000            510,000
                                                              ---------------     ---------------    ----------------

                                                              $    6,095,000      $    5,390,000     $    4,230,000
                                                              ---------------     ---------------    ----------------
                                                              ---------------     ---------------    ----------------

Non-interest expense consists of:

Salaries and employee benefits                                $   12,023,000      $   10,884,000     $    8,775,000
Occupancy & equipment                                              2,528,000           2,130,000          1,358,000
Depreciation and amortization                                      1,527,000           1,295,000            817,000
Data processing                                                      756,000             615,000            546,000
Professional services                                              1,628,000             973,000            613,000
Other general and administrative                                   4,361,000           4,271,000          3,637,000
                                                              ---------------     ---------------    ----------------

                                                              $   22,823,000      $   20,168,000     $   15,746,000
                                                              ---------------     ---------------    ----------------
                                                              ---------------     ---------------    ----------------

NOTE 6 - INCOME TAXES

The provision for income taxes includes the following components:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   1998                1997               1996
CURRENT:
Federal                                                       $    3,460,000      $    2,210,000     $    1,709,000
State                                                              1,157,000             892,000            642,000
                                                              ---------------     ---------------    ----------------

                                                                   4,617,000           3,102,000          2,351,000

DEFERRED:
Federal                                                             (574,000)           (245,000)           (79,000)
State                                                                (48,000)            (99,000)           (13,000)
                                                              ---------------     ---------------    ----------------

                                                                    (622,000)           (344,000)           (92,000)
                                                              ---------------     ---------------    ----------------

                                                              $    3,995,000      $    2,758,000     $    2,259,000
                                                              ---------------     ---------------    ----------------
                                                              ---------------     ---------------    ----------------

The Bank has deferred tax assets and liabilities which represent the expected future income tax impact of the differences between tax basis and financial statement basis of assets and liabilities. The Bank's primary deferred tax items relate to the reserve for possible loan losses, direct financing leases, premises and equipment, and unrealized gains on available-for-sale investment securities.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

The components of net deferred tax assets at December 31, 1998 and 1997 were as follows:

                                                                                             DECEMBER 31,
                                                                                       1998               1997
Loan loss provision                                                               $    1,273,000     $      732,000
Deferred loan fees                                                                       332,000            248,000
Leases                                                                                  (236,000)            99,000
Deferred compensation                                                                    460,000            302,000
Fixed assets                                                                             335,000            219,000
Unrealized gain on AFS securities                                                       (599,000)          (471,000)
Other                                                                                    217,000             12,000
                                                                                  ---------------    ----------------

                                                                                  $    1,782,000     $    1,141,000
                                                                                  ---------------    ----------------
                                                                                  ---------------    ----------------

Based on the Bank's earnings history and projections, management considers the Bank's net deferred tax asset to be realizable. Accordingly, no valuation allowance has been established.

The reconciliation between the statutory Federal income tax rate and the effective rate follows:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   1998               1997                1996
Federal statutory rate                                              34%                 34%                34%
Tax exempt income                                                   (8)                 (4)                (2)
State tax, net of Federal tax effect                                11                   8                  7
Other                                                                4                   1                  1
                                                              ---------------     --------------     ----------------

Effective tax rate                                                  41%                 39%                40%
                                                              ---------------     --------------     ----------------
                                                              ---------------     --------------     ----------------

NOTE 7 - 401 (K), ESOP, STOCK PURCHASE, AND RETIREMENT PLANS

The Bank has a 401(K) plan covering substantially all employees who meet certain age and service requirements. Employer contributions are determined by the Board of Directors and are based on net profits. During 1998, 1997 and 1996 the amounts of $240,000, $226,000 and $156,000, respectively, were expensed as contributions to the plan. In 1998 the Scripps Bank Board of Directors changed the plan to a matching contribution, effective January 1999. The Bank will contribute an amount equal to 50% of the employee's contribution, up to 6% of the employee's salary.

In June 1996, the ESOP obtained a new $162,000 loan to purchase 12,014 shares of the Bank's common stock, which are held by a third party lender as security for the loan. The loan was guaranteed by the Bank as to payment of principal and interest. The outstanding loan balances at December 31, 1998 and 1997 were $76,000 and $107,000, respectively. The Bank's contributions to the ESOP during 1998, 1997 and 1996 were approximately $80,000, $75,000 and $140,000 respectively. At December 31, 1998, approximately 134,000 shares owned by the ESOP had been allocated to the ESOP participants.

The Bank has a stock purchase plan in which all employees and directors may participate. The Bank contributes an amount equal to 25% of the participants' contributions; these contributions are then used to purchase common stock of the Bank. During 1998, 1997 and 1996, the Bank contributed $60,000, $46,000 and $50,000, respectively, to the plan. The plan held approximately 122,300 and 114,800 shares of common stock at December 31, 1998 and 1997, respectively.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

During 1997 Scripps Bank adopted a supplemental retirement plan to provide additional retirement benefits for its president. The present value of the estimated future obligation is being accrued and funded over the vesting period.


NOTE 8 - CAPITAL STOCK AND STOCK OPTION

EMPLOYEE STOCK OPTION PLANS

The Bank has granted incentive stock options and non-qualified stock options to certain officers, employees and directors to purchase common stock. The purpose of these Plans are to advance the interest of the Bank and its shareholders by providing officers, director and key employees with an incentive to serve and to continue service with the Bank. The Bank currently has options outstanding under three option plans, the 1998 Outside Director Plan ("1998 Plan"), the 1995 Stock Option Plan ("1995 Plan"), and the 1992 Stock Option Plan ("1992 Plan").

In 1998 the Board approved and the shareholders adopted the 1998 Plan, which allows for annual grants of 1,000 shares to each Outside Director of the Bank. The 1995 Plan was originally adopted by the Bank in 1995. In 1998 the Board approved and the shareholders adopted an amendment to increase the number of shares reserved for grant under the 1995 Plan. As of December 31, 1998, no shares of Scripps Common Stock remain available for grant under the 1992 Plan.

The stock options under these plans vest at various rates up to five years and expire over a period of up to ten years. No compensation cost has been recognized for its employee stock option grants, which are fixed in nature, as the options have been granted at a price equal to the market value of the Company's common stock at the date of grant. Had compensation cost for the Company's stock based compensation plans been determined based on the estimated fair value at the grant date rather than market value during the year ended December 31, 1998, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   1998                1997               1996
NET INCOME:
As reported                                                   $    5,868,000      $    4,230,000     $    3,402,000
Pro forma                                                     $    5,697,000      $    4,143,000     $    3,365,000

BASIC EARNINGS PER SHARE:
As reported                                                         $.87                $.63               $.56
Pro forma                                                           $.84                $.62               $.56

DILUTED EARNINGS PER SHARE:
As reported                                                         $.84                $.61               $.55
Pro forma                                                           $.82                $.59               $.54


The fair value of each option grant has been estimated on the date of grant using the following assumptions: for 1998: an expected option life of three to eight years, a constant dividend yield of 1%, a risk-free interest rate of 4.80%, and a volatility factor of 34%; for 1997: an expected option life of eight years, a constant dividend yield of 1%, a risk-free interest rate of 5.60%, and a volatility factor of 27%; for 1996: an expected option life of eight years, a constant dividend yield of 1%, a risk free interest rate of 6.60%, and a volatility factor of 10%.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Employee transactions during the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------------
                                                     1998                      1997                     1996
                                              --------------------   ----------------------    ----------------------
                                              NUMBER      WEIGHTED     NUMBER      WEIGHTED     NUMBER      WEIGHTED
                                                OF        AVERAGE        OF        AVERAGE        OF        AVERAGE
                                              OPTIONS      PRICE       OPTIONS      PRICE       OPTIONS      PRICE
EMPLOYEE STOCK OPTIONS
Options outstanding at beginning of year      417,095       $7.31      421,904       $4.67      413,381       $4.29
   Granted                                     55,000       18.34       92,194       16.51       34,100        7.83
   Exercised                                   74,438        3.95       94,825        3.63       24,367        3.38
   Forfeited                                    8,810        7.00        2,178        5.70        1,210        5.99
                                              -------                  --------                 --------

Options outstanding at end of year            388,847        9.51      417,095        7.31      421,904        4.67
                                              -------                  --------                 --------
                                              -------                  --------                 --------

Options exercisable at end of year            204,045        5.48      199,885        4.09      238,863        3.86

Weighted average fair value per share of
  options granted during the year                           $7.37                    $6.88                    $7.76


The following table summarizes information about stock options outstanding at December 31, 1998:

                                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                      ----------------------------------------------------------     --------------------------------
                                                 WEIGHTED-
                             NUMBER               AVERAGE           WEIGHTED-
      RANGE OF           OUTSTANDING AT          REMAINING           AVERAGE                              WEIGHTED-
      EXERCISE            DECEMBER 31,          CONTRACTUAL          EXERCISE          NUMBER OF           AVERAGE
       PRICES                 1998                 LIFE               PRICE             OPTIONS             PRICE
      $3 to $9               266,747             4.1 yrs.           $   5.22             190,625             4.51
     $10 to $20              122,100             8.7 yrs.           $  18.90              13,420            19.36



Options for approximately 365,000 shares of common stock were available for future grant under the Pan at December 31, 1998.


NOTE 9 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with disclosure requirements, management has estimated the fair value of the Bank's financial instruments. In cases where quoted market prices are not available, fair value estimates are based on the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used therein. Accordingly, most fair value estimates cannot be substantiated by comparison to independent market quotes and could not be realized from offering for sale the Bank's entire holdings of a particular financial instrument at one time. Furthermore, management does not intend to dispose of significant portions of all of its financial instruments and, thus, any aggregate unrealized gain or loss should not be interpreted as a forecast of future earnings and cash flows.

Certain financial instruments such as equity investments in consolidated subsidiaries, obligations for pension and other postretirement benefits and deferred compensation arrangements, among others, are generally excluded from fair value disclosure requirements. In addition, the fair value estimates do not attempt to include the value of anticipated future business, such as trust and core deposit relationships, and the value of assets and liabilities that are not considered financial instruments such as deferred tax assets, intangibles, and premises and equipment.

The fair values of financial instruments are derived using numerous subjective assumptions and may not be necessarily indicative of the net realizable or liquidation value of these instruments. These fair value estimates involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

fair values are also influenced by the estimation methods, including discount rates and cash flow assumptions, chosen from acceptable alternatives. Comparisons of fair value information among companies are limited by variability in estimations and judgments.

The following methods and assumptions were used to estimate the fair value of each material class of financial instruments at a specific point in time:

CASH AND DUE FROM BANKS AND FEDERAL FUNDS SOLD

The carrying amount of these financial instruments reasonably approximates fair value.

INVESTMENT SECURITIES

The fair value of investment securities is based upon independently quoted market prices.

LOANS AND LEASES

The fair value of loans and leases is based upon the aggregate estimated fair values of each product type, giving effect to credit quality and time to maturity. The fair value of fixed rate loans and leases is estimated by discounting expected future cash flows, using risk-free rates adjusted by estimated credit risk. The carrying amount of variable rate loans reasonably approximates fair value.

DEPOSITS

The fair value of demand, money market, NOW and savings deposits is the amount payable on demand at the reporting date. The carrying amount for variable rate time deposit accounts reasonably approximates fair value. The fair value of fixed rate time deposits is estimated using a discounted cash flow calculation. The discount rate on such deposits is based upon rates offered as of the reporting date for deposits with similar remaining maturities.

GUARANTEE OF LOAN TO ESOP TRUST

The carrying amount of this financial instrument reasonably approximates fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

The fair value of commitments to extend credit and letters of credit is estimated to be the cost to terminate or otherwise settle such obligations with counterparties. The fair value of such items at the reporting date is not considered to be material in relation to the financial statements taken as a whole (Note 11).

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

The carrying amount and fair value of the Bank's financial instruments at December 31, 1998 and 1997 are as follows:

                                                         DECEMBER 31, 1998                  DECEMBER 31, 1997
                                                  --------------------------------    -------------------------------
                                                      CARRY              FAIR            CARRY              FAIR
                                                     AMOUNT             VALUE            AMOUNT            VALUE
FINANCIAL ASSETS:
Cash and due from banks                           $  24,330,000      $ 24,330,000     $ 25,599,000      $ 25,599,000
Federal funds sold                                   42,790,000        42,790,000       18,900,000        18,900,000
Investment securities, available-for-sale           162,317,000       162,317,000      119,578,000       119,578,000
Loans and leases, net                               336,008,000       337,588,000      279,672,000       280,560,000

FINANCIAL LIABILITIES:
Deposits                                            530,974,000       531,120,000      420,677,000       420,136,000
Guarantee of loan to ESOP trust                          76,000            76,000          107,000           107,000


NOTE 10- FINANCIAL INSTITUTION RISK

In the normal course of its business, the Bank encounters two significant types of risk: economic and regulatory. Economic risk is comprised of three components
- interest rate risk, credit risk, and market risk. The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature and reprice at different speeds, or on a different basis, than its interest-bearing assets. Credit risk is the risk of default on the Bank's loan portfolio that results from the borrower's inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities which may impact, favorably or unfavorably, the realizability of those assets and liabilities. Additionally, the Bank is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and other income-producing commercial properties.

The Bank's lending activities are concentrated in San Diego County, California. The Bank's commercial loan portfolio is diverse as to the industries represented. The real estate portion of the loan portfolio includes credits to many different borrowers for a variety of projects and for residential real estate.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Undisbursed loan commitments amount to approximately $157,757,000 and $127,803,000 at December 31, 1998 and 1997, respectively. Standby letters of credit total approximately $4,447,000 and $4,237,000 at December 31, 1998 and 1997, respectively. International letters of credit total approximately $477,000 and $71,000 at December 31, 1998 and 1997, respectively.

The Bank is subject to pending and threatened legal actions which arise out of the normal course of business. Management has reviewed these matters with legal counsel and, in the opinion of management, the ultimate disposition of all pending or threatened litigation will not have a material effect on the financial condition or results of operations of the Bank.

The Bank has a line of credit available to purchase federal funds from a non-affiliated financial institution at the prevailing market rate. The line is subject to the availability of funds at the lending institution. The Bank also has borrowing lines with Federal Reserve Bank (FRB) and Federal Home Loan Bank
(FHLB). Borrowing at FRB would be at the discount rate as set by FRB. Borrowing at FHLB would be at the prevailing rate offered by FHLB. No amounts were outstanding on any line at December 31, 1998 and 1997.


NOTE 12 - REGULATORY CAPITAL REQUIREMENTS

Risk-based capital guidelines issued by bank regulatory authorities incorporate into the determination of capital adequacy an institution's asset risk profile and off-balance sheet exposures, such as unused loan commitments and standby letters of credit. The guidelines for an adequately capitalized institution require a total capital to risk-weighted assets ratio of at least 8.0% and a tier 1 capital to risk-weighted assets ratio of at least 4.0%. The risk-based capital rules have been further supplemented by a leverage ratio, defined as tier 1 capital divided by average total assets of the most recent quarter. A minimum leverage ratio of 4.0% is required for most banking institutions. As of December 31, 1998, the most recent notification from the FDIC categorized the bank as "well capitalized" under the regulatory framework for prompt corrective action. Management is not aware of any conditions or events subsequent to December 31, 1998, which would have caused a change in the Bank's category. The following table summarizes the Bank's regulatory capital ratios at December 31, 1998 and 1997:

                                                            ACTUAL
                                                         DECEMBER 31,                   WELL
                                               ---------------------------------     CAPITALIZED        REGULATORY
                                                   1998               1997            THRESHOLD           MINIMUM
Total risk-based capital ratio                      11.3%            12.2%               10.0%              8.0%
Tier 1 risk-based capital ratio                     10.2%            11.1%                6.0%              4.0%
Leverage ratio                                       7.6%             8.3%                5.0%              4.0%


NOTE 13 - MERGER

On August 31, 1998, Pacific Commerce Bank was merged with and into Scripps Bank. Pursuant to the Agreement and Plan of Merger, dated April 22, 1998, each share of Pacific Commerce Bank was exchanged for 2.1789 shares of Scripps Bank common stock, resulting in approximately 1.8 million shares being issued. At the date of merger, Pacific Commerce Bank had total assets of $72.3 million, including $43.5 in loans and $22.3 million in investment securities, and $65.0 million in liabilities, including $64.2 million in deposits. The merger was accounted for as a pooling-of-interests and, accordingly, financial results for 1998 and prior periods include the combined financial results of both entities.

SCRIPPS BANK

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Merger costs totaling $821,000 were recorded during 1998 in connection with the Pacific Commerce Bank transaction. Such costs related primarily to professional, legal and other support activities. The following table presents income statement data for each of the entities prior to the merger and on a combined basis.

                                                                                   EIGHT MONTHS
                                                                                      ENDED            YEAR ENDED
                                                                                    AUGUST 31,        DECEMBER 31,
                                                                                       1998               1997
                                                                                   (unaudited)
NET INTEREST INCOME:
Scripps Bank                                                                      $   15,654,000     $   19,105,000
Pacific Commerce Bank                                                                  2,584,000          4,113,000
                                                                                  ---------------    ----------------

Combined                                                                          $   18,238,000     $   23,218,000
                                                                                  ---------------    ----------------
                                                                                  ---------------    ----------------

NET INCOME:
Scripps Bank                                                                      $    3,064,000     $    3,224,000
Pacific Commerce Bank                                                                    702,000          1,006,000
                                                                                  ---------------    ----------------

Combined                                                                          $    3,766,000     $    4,230,000
                                                                                  ---------------    ----------------
                                                                                  ---------------    ----------------